SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 205




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For May 18, 2004




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



                              TABLE OF CONTENTS

1. A free English translation of a press release dated May 10, 2004.

2. A free English translation of the Company's consolidated financial statements as of March 31, 2004, prepared in accordance with Chilean generally accepted accounting principles.

[free English translation of Spanish original]

                          FOR IMMEDIATE PUBLICATION


                Contact:   Fernando Escrich - Finance Manager
                           Chilesat Corp S.A. (Formerly Telex-Chile S.A.) Phone (562) 582-5786 - Fax (562) 582-5116
                           E-mail:  fernando.escrich@chilesat.cl


        THE NET RESULTS OF CHILESAT CORP FOR THE FIRST QUARTER OF 2004
              IMPROVED 59% COMPARED TO THE SAME PERIOD IN 2003.

(Santiago, Chile, May 10, 2004). Chilesat Corp S.A. (formerly Telex-Chile S.A.) released its consolidated financial statements for the first quarter of 2004.

The Net Results of Chilesat Corp for the first quarter of 2004 improved 59% compared to the same period last year. The Company's loss decreased from Th$ 3,494,068 to Th$ 1,438,446.

The Company's Operating Results improved 78% with a loss of Th$ 544,372 at March 31, 2004 compared to a loss for the same period in 2003 of Th$ 2,420,601. This improvement resulted from an increase of 26% in operating margins (Th$ 692,226) and from a decrease of 23% in administrative and selling expenses (Th$ 1,184,003).

The Company's EBITDA grew by 300% reaching Th$ 1,596,286 in the first quarter of 2004, compared with Th$ 399,051 recorded in the same period of 2003.

The application of the Company's strategy, which seeks to increase its participation in the corporate segment by means of an integrated offering of Data and Voice Network services through its affiliate Chilesat Servicios Empresariales S.A., has resulted in income from this line of business increasing from Th$ 1,452,514 to Th$ 1,639,484. The Company has attracted important clients, who have entrusted their communications platform to Chilesat.

Chilesat Corp, through its affiliate Chilesat Servicios Empresariales, is developing an ambitious local telephony project, which currently provides services in the 6 primary areas of the country. These areas total 80% of telephone service demand. Additionally, the Company is extending coverage for such system using IP commutation technology to initiate operations in the remaining 24 primary zones. The startup of this new IP telephony platform is planned for the first half of 2004. This solution is based on two modern technological platforms which combined allow the Company to offer telephonic commuting services with traditional and IP technology. This allows the Company to provide a versatile solution to resolve telephonic service requirements, especially those of the corporate segment.

Also, the Company's capacity to maintain and profit from long-distance operations has increased significantly. In relation to this, the Company has maintained a stable market share in the residential segment and has increased its share in long-distance services in the corporate segment.

                                     * * *

The press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Telex-Chile's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factor, among others, could cause actual results to differ materially from those described in the forward-looking statements: the effects of the Company's corporate services strategy. For a detailed discussion of these and other risks, please refer to the Form 20-F filed with the U.S. Securities and Exchange Commission.

CHILESAT CORP S.A.
CONSOLIDATED RESULTS AT MARCH 31, 2004
(PREPARED IN ACCORDANCE WITH CHILEAN GAAP)
MILLIONS OF US DOLLARS AND CONSTANT CHILEAN PESOS AT MARCH 31, 2004



                       INCOME STATEMENT              UP TO 31/03/04     UP TO 31/03/03     UP TO 31/03/04    UP TO 31/03/03
                                                       Millions CH$       Millions CH$    Millions US$ (1)  Millions US$ (1)
                      -----------------              --------------     --------------    ---------------   ----------------


REVENUES
CHILESAT S.A.                                                8,031              9,308             13.03             15.10
CHILESAT SERVS EMPRESARIALES S.A.                            1,640              1,453              2.66              2.36
OTHER AFFILIATES (2)                                           454              1,066              0.74              1.73
                                                           -------            -------             -----             -----
TOTAL REVENUES                                              10,125             11,827             16.43             19.19
                                                           -------            -------             -----             ------
     ACCES CHARGES                                          (1,715)            (1,525)            (2.78)            (2.47)
     OTHER OPERATING COST                                   (3,145)            (5,155)            (5.10)            (8.36)
     DEPRECIATIONS                                          (1,912)            (2,487)            (3.10)            (4.03)
   GROSS INCOME                                              3,353              2,660              5.45              4.33
     S&G A. EXPENSES (Without Provisions)                   (3,317)            (4,357)            (5.38)            (7.07)
     PROVISION FOR TRADE DEBTORS                              (351)              (391)            (0.57)            (0.63)
     DEPRECIATIONS                                            (229)              (333)            (0.37)            (0.54)
     S&G A. EXPENSES                                        (3,897)            (5,081)            (6.32)            (8.24)
                                                            ------             ------              -----             ------
OPERATING INCOME                                              (544)            (2,421)            (0.87)            (3.91)
                                                            ------             ------              -----             ------
     DEPRECIATION AND AMORTIZATION                           2,140              2,820              3.47              4.57
                                                            ------             ------              -----             ------
EBITDA                                                       1,596                399              2.60              0.66
                                                            ------             ------              -----             ------
NON OPERATING RESULTS
    FINANCIAL INCOME                                            73                130              0.12              0.21
    OTHER NON-OPERATING INCOME                                 573                 52              0.93              0.08
    FINANCIAL EXPENSES                                        (540)              (491)            (0.88)            (0.80)
    OTHER NON OPERATING EXPENSES                            (1,022)              (681)            (1.66)            (1.10)
    AMORTIZATION OF GOODWILL                                    (6)                (8)            (0.01)            (0.01)
    PRICE LEVEL RESTATEMENT                                   (198)               (46)            (0.32)            (0.07)
    DIFFERENCE IN EXCHANGE RATE                                167                (91)             0.27             (0.15)
                                                            ------            ------              -----             ------
TOTAL NON OPERATING RESULT                                    (953)            (1,135)            (1.55)            (1.84)
                                                            ------            ------              -----             ------

RESULT BEFORE TAXES                                         (1,497)            (3,556)            (2.42)            (5.75)
    INCOME TAXES                                                (3)                (2)                -                 -
    MINORITARY INTEREST                                         62                 64              0.10              0.10
                                                            ------             ------             -----             ------
NET RESULT                                                  (1,438)            (3,494)            (2.32)            (5.65)
                                                            ------             ------             -----             ------


(1)  US$=616.41
(2) The affiliate Texcom USA (Nacs Communications Inc.) is de-consolited starting at May 01 2003.

 CHILESAT CORP S. A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
      (Translation of financial statements originally issued in Spanish)



                                     ASSETS                                    As of March 31,
                                                                           2004               2003
                                                                           ThCh$              ThCh$
                                                                         ----------         ----------
CURRENT ASSETS

  Cash                                                                     134,715            430,163
  Time deposits                                                          1,503,451          4,958,082
  Marketable securities (net)                                                4,643            769,977
  Trade accounts receivable (net)                                        7,005,659          6,210,417
  Notes receivable (net)                                                   154,125            410,684
  Other receivables                                                      1,183,093          1,357,333
  Notes and accounts receivable from related companies                      33,417            162,865
  Recoverable taxes                                                      1,135,179            804,517
  Prepaid expenses                                                       1,595,910          1,452,765
  Other current assets                                                   1,098,602          1,785,514
                                                                        ----------         ----------
  Total current assets                                                  13,848,794         18,342,317
                                                                        ----------         ----------
PROPERTY, PLANT AND EQUIPMENT
  Land                                                                     343,786            499,487
  Buildings and infrastructure works                                    48,291,958         48,739,643
  Machinery and equipment                                               62,499,274         61,335,820
  Other property, plant and equipment                                   26,976,232         24,356,921
  Accumulated depreciation (less)                                      (72,619,273)       (64,175,406)
                                                                        ----------         ----------
  Total net property, plant and equipment                               65,491,977         70,756,465
                                                                        ----------         ----------
OTHER ASSETS
  Investments in other companies                                               303                302
  Goodwill                                                                 421,924            453,895
  Long-term notes and accounts receivable from related companies            75,055          1,233,811
  Others                                                                    36,745            256,263
                                                                        ----------         ----------
  Total other assets                                                       534,027          1,944,271
                                                                        ----------         ----------
TOTAL ASSETS                                                            79,874,798         91,043,053
                                                                        ==========         ==========

                        The accompanying notes 1 to 29
        are an integral part of these consolidated financial statements

                     CHILESAT CORP S. A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
      (Translation of financial statements originally issued in Spanish)



                                                                                 As of March 31,
                                                                              2004               2003
                                                                              ThCh$              ThCh$
                                                                           ----------         ----------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Short-term obligations with banks and financial institutions                      -              3,132
  Short-term portion of long-term obligations with banks and financial
    institutions                                                           11,931,862            773,475
  Long-term obligations maturing within a year                              5,409,286          5,780,105
  Accounts payable                                                         14,802,720         13,679,942
  Notes payable                                                               563,592            396,655
  Other payables                                                              291,170            497,282
  Notes and accounts payable to related companies                               5,735             33,733
  Provisions                                                                  581,478            381,783
  Withholdings                                                                437,837            271,491
  Income tax                                                                    4,272              3,188
  Unearned income                                                           1,099,063          1,340,727
                                                                           ----------         ----------
    Total current liabilities                                              35,127,015         23,161,513
                                                                           ----------         ----------
LONG-TERM LIABILITIES
  Obligations with banks and financial institutions                         3,090,309         15,247,433
  Long-term notes payable                                                   7,895,065          8,942,347
  Long-term provisions                                                      1,144,515          2,718,829
  Other long-term liabilities                                               3,827,389          4,855,366
                                                                           ----------         ----------
    Total long-term liabilities                                            15,957,278         31,763,975
                                                                           ----------         ----------
MINORITY INTEREST                                                            (184,667)           132,103
                                                                           ----------         ----------
SHAREHOLDERS' EQUITY
  Paid-in capital                                                         187,723,742        187,657,824
  Contributed surplus                                                       1,019,583          1,019,633
  Other reserves                                                           (4,094,182)        (4,607,270)
  Accumulated losses                                                     (154,235,525)      (144,561,571)
  Loss for the period                                                      (1,438,446)        (3,494,068)
  Accumulated deficit development period of subsidiaries                            -            (29,086)
                                                                           ----------         ----------
    Total shareholders' equity                                             28,975,172         35,985,462
                                                                           ----------         ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 79,874,798         91,043,053
                                                                           ==========         ==========

                      The accompanying notes 1 to 29 are
        an integral part of these consolidated financial statements

                     CHILESAT CORP S. A. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
      (Translation of financial statements originally issued in Spanish)



                                                  For the years ended
                                                    as of March 31,
                                              2004                   2003
                                              ThCh$                  ThCh$
                                           ----------             ----------

OPERATING INCOME

  Operating income                         10,124,620             11,827,460
  Operating cost                           (6,772,017)            (9,167,083)
                                           ----------             ----------
  Gross margin                              3,352,603              2,660,377
  Administration and selling expenses      (3,896,975)            (5,080,978)
                                           ----------             ----------
Operating income                             (544,372)            (2,420,601)
                                           ----------             ----------
NON-OPERATING INCOME

  Financial income                             72,679                129,520
  Other non-operating income                  573,296                 51,636
  Amortization of goodwill                     (5,960)                (7,867)
  Financial expenses                         (539,923)              (490,788)
  Other non-operating expenses             (1,021,706)              (680,344)
  Price-level restatement                    (198,194)               (46,480)
  Exchange differences                        167,303                (91,079)
                                           ----------             ----------
Non-operating income                         (952,505)            (1,135,402)
                                           ----------             ----------
Income before income tax                   (1,496,877)            (3,556,003)
  Income tax                                   (3,620)                (1,994)
                                           ----------             ----------
Loss before minority interest              (1,500,497)            (3,557,997)
  Minority interest                            62,051                 63,929
                                           ----------             ----------
Loss for the period                        (1,438,446)            (3,494,068)
                                           ==========             ==========


                      The accompanying notes 1 to 29 are
        an integral part of these consolidated financial statements

                     CHILESAT CORP S. A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
      (Translation of financial statements originally issued in Spanish)



                                                                 For the years ended
                                                                    as of March 31,
                                                                 2004                2003
                                                                 ThCh$               ThCh$
                                                              ---------            ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Collection of trade accounts receivable                     9,952,977            11,592,435
  Financial income received                                       8,043                25,174
  Dividends and other distributions received                          -                     -
  Other income received                                         278,508                36,971
  Payments to suppliers and personnel                        (8,298,370)          (11,727,938)
  Interest paid                                                (226,939)              (19,731)
  Income tax paid                                               (12,274)               (5,574)
  Other expenses paid                                          (210,571)             (518,408)
  VAT and other similar taxes paid                             (543,209)             (449,445)
                                                              ---------            ----------
  Net cash flows provided by (used in)
    operating activities                                        948,165            (1,066,516)
                                                              ---------            ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Placement of cash shares                                       75,254                     -
  Proceeds from loans                                                 -            11,166,834
  Other sources of financing                                          -                     -
  Loan payments                                                (104,391)               (4,496)
  Other financing disbursements                                       -               (17,315)
                                                              ---------            ----------
  Net cash flows (provided by) used in
    financing activities                                        (29,137)           11,145,023
                                                              ---------            ----------
CASH FLOWS FROM INVESTMENT ACTIVITIES
  Sale of property, plant and equipment                         545,244                30,740
  Sale of permanent investments                                  33,416                     -
  Other investment income                                        25,642                10,885
  Addition of property, plant and equipment                  (2,168,730)           (3,540,528)
  Other loans to related companies                              (33,516)                    -
  Other investment disbursements                               (241,245)             (116,726)
                                                              ---------            ----------
  Net cash flows used in investment activities               (1,839,189)           (3,615,629)
                                                              ---------            ----------
  Net cash flows for the year                                  (920,161)            6,462,878

  Effect of price-level restatement on cash
    and cash equivalents                                         12,405               (77,263)
                                                              ---------            ----------
  Increase (decrease) in cash and cash equivalents             (907,756)            6,385,615

  Cash and cash equivalents beginning of period               2,545,922             1,300,942
                                                              ---------            ----------
  Cash and cash equivalents end of period                     1,638,166             7,686,557
                                                              =========            ==========

                      The accompanying notes 1 to 29 are
        an integral part of these consolidated financial statements

                     CHILESAT CORP S. A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
      (Translation of financial statements originally issued in Spanish)




RECONCILIATION OF NET CASH FLOWS                                 For the years ended
FROM OPERATING ACTIVITIES                                          as of March 31,
AND INCOME FOR THE PERIOD
                                                                  2004            2003
                                                                 ThCh$           ThCh$
                                                              ---------       --------


Loss for the period                                          (1,438,446)     (3,494,068)

Income from the sale of assets:

Loss on sale of property, plant and equipment                    54,353          29,163
Income on sale of investments                                  (274,205)              -

Charges (credits) to income which do not represent cash flows:

Depreciation for the period                                   2,140,658       2,817,656
Amortization of intangibles                                           -           1,996
Write-off and provisions                                        619,466         390,807
Amortization of goodwill                                          5,960           7,867
Price-level restatement                                         198,194          46,480
Exchange differences                                           (167,303)         91,079
Other charges to income which do not represent cash flows           456           8,832

Changes in assets which affect cash flows:

Increase in trade accounts receivable                        (3,633,319)     (3,397,917)
Increase in other assets                                        (79,898)       (618,410)

Changes in liabilities, which affect cash flows:

Increase in accounts payable related to operating income      2,713,164       2,957,029
Increase in interest payable                                    311,533         469,441
(Decrease) Increase in income taxes payable                      (8,654)          1,488
Increase in other accounts payable related to
  non-operating income                                          645,223          15,768
Net decrease in Value Added Tax and other similar
  taxes payable                                                 (76,966)       (329,798)
Minority interest net income                                    (62,051)        (63,929)
                                                              ---------       ---------
NET CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES       948,165      (1,066,516)
                                                              =========       =========


                      The accompanying notes 1 to 29 are
        an integral part of these consolidated financial statements

                     CHILESAT CORP S. A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         AS OF MARCH 31, 2004 AND 2003

NOTE 1 - REGISTRATION IN THE SECURITIES REGISTRY

         The Parent Company is registered in the Securities Registry under No. 0350 and is overseen by the Superintendency of Securities and Insurance.

         Subsidiary Chilesat S.A. is registered in the Securities Registry under No. 0487 and is overseen by the Superintendency of Securities and Insurance.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

   a)    Accounting period

         These financial statements cover the period from January 1, to March 31, 2004 and 2003. With comparative figures for the same period of prior period.

   b)     Basis of preparation

         These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile issued by the Chilean Association of Accountants, and with standards set forth by the Superintendency of Securities and Insurance. Should there be discrepancies between them, the standards set forth by the Superintendency of Securities and Insurance shall prevail.

   c)    Basis of presentations

         For comparison purposes, the figures in the financial statements as of March 31, 2003, were price-level restated by the percentage of the variation in the CPI for the period, which was 0.0%. In addition, certain balances of 2003 have been reclassified for comparative purposes.

   d)    Basis of consolidation

         These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. The amounts and effects of transactions between consolidated companies have been eliminated and the participation of the minority shareholders has been recognized under "minority interest". The subsidiaries included in consolidation are as follows:



                                                                             Participation percentage
                                                                             2004                           2003
TAXPAYER No.                      Company Name                   Direct     Indirect         Total          Total
-----------          -------------------------------------       -------    --------        -------        --------
88.381.200-K         Chilesat S.A.                                99.9997            -       99.9997        99.9997
95.714.000-9         Chilesat Servicios Empresariales S.A.        99.9900            -       99.9900        99.9900
96.628.790-K         Texcom S.A.                                  98.4432            -       98.4432        98.4432
Panama               Landana Properties Inc.                     100.0000            -      100.0000       100.0000
Islas Caiman         Telex Chile Overseas Ltd.                    99.4050            -       99.4050       100.0000
96.756.140-1         Telsys S.A.                                  99.9997       0.0003      100.0000       100.0000
96.928.370-0         Net-Chile S.A.                               99.0000       1.0000      100.0000       100.0000


         As of March 31, 2004 and 2003 the consolidated financial statements include the assets and liabilities of the following foreign subsidiaries of Texcom S.A.


                                                                              Participation percentage
                                                                             2004                           2003
TAXPAYER No.                      Company Name                   Direct     Indirect         Total          Total
------------        -------------------------------------       -------     --------        -------        --------
U.S.A.               Alliston Properties Inc.                       -           98.4432       98.4432       98.4432
Panama               Kroll S.A.                                     -           98.4432       98.4432       98.4432
U.S.A.               Telecom. Investments Joint Venture             -           88.5989       88.5989       88.5989
U.S.A.               NACS Communications Inc.                       -                 -             -       88.5989
Peru                 Perusat S.A.                                   -           93.6687       93.6687       93.6687



         As of March 31, 2004 and 2003 the consolidated financial statements include the assets and liabilities of the following subsidiaries of Telsys S.A.


                                                                             Participation percentage
                                                                             2003                            2002
TAXPAYER No.                       Company Name                   Direct     Indirect         Total          Total
------------          -------------------------------------       -------     --------       -------        --------

96.969.270-8         Inversiones Proventus S.A.                  55.0000              -      55.0000       55.0000
96.937.100-6         Gestion Integral de Clientes S.A.            0.0100        54.9900      55.0000       55.0000


         Additional information:

         Telex Chile Overseas Ltd.

         On December 10, 2003, Chilesat Corp S.A. sold to Texcom Chile S.A. 54,210 shares of its affiliate Telex Chile Overseas Ltd. for an amount of MUS$ 54.

         NACS Communications Inc.:

         On May 1, 2003 the company decided to discontinue operations in the United States market. NACS Communications Inc., subsidiary of Texcom S.A., with offices in Miami, Florida, has decided to liquidate under Chapter VII of the US legislation.

         Chilesat S.A.:

         On January 6, 2003 Chilesat Corp S.A. increased the capital of Chilesat S.A. in the amount of ThCh$ 43,440,234 (historic value) equivalent to 246,427,469 shares, by capitalizing the loan against the latter.

         Colomsat S.A.

         On March 26, 2004, the Company ended the sale of 100% of the shares of the subsidiary Colomsat S.A. and risk bonds of the respective sellers as well as debts subsequent to the agreement for a total sum of US$ 396,901.30 plus 60% of the price that the purchasers would receive in the sale of the Company prior to December 31, 2004.

   e)    Price-level restatement

         The consolidated financial statements have been restated as price-level restatement regulations in accordance with generally accepted accounting principles in Chile, in order to recognize the effects of changes in the purchasing power of the currency during the respective periods. The accumulated variation in the CPI for the periods ended as of March 31, 2004 and 2003, was -0.5% and 0.5% respectively.

   f)    Basis of conversion

         At each period-end assets and liabilities in foreign currency and in unidades de fomento (UF) have been converted to Chilean pesos based on the following exchange rates:

                                                       Ch$ per unit
                                                    2004          2003
                                                 ---------      ---------

         Unidad de fomento (UF)                  16,820.82      16,783.60
         United States dollar                       616.41         731.56

   g)    Time deposits

         Investments in time deposits include principal plus readjustments and accrued interest at period-end.

   h) Marketable securities

         Marketable securities include various investments, valued as follows:

         - Shares: At price-level restated acquisition cost or market value of the portfolio at each period-end, whichever is less.

         - Mutual funds: At the value of the respective unit at each period-end.

   i)    Allowance for doubtful accounts

         An allowance for doubtful accounts has been established as of each period-end, considering balances that are deemed to be of doubtful recovery on the basis of the age of the respective accounts receivable. As of March 31 of each period, subsidiary Chilesat S.A. has a global provision considering the historical uncollectibility rate recorded by that Company.

   j)    Other current assets

         Other current assets include investments in securities with repurchase agreements, valued at cost plus interest as of each year-end, in addition to securities in guarantee.

   k)    Property, plant and equipment

         Property, plant and equipment are presented at price-level restated cost, which includes real construction and financing costs incurred by the companies until the assets are in condition to be used, applying the average real rate of financing cost.

         Property, plant and equipment maintenance, carried out in order to keep the assets operating normally, is charged to income in the period in which they are incurred.

   l)    Depreciation of property, plant and equipment

         Depreciation has been calculated using the straight-line method based on the remaining useful lives of the assets.
         The depreciation charge for the period is ThCh$ 2,140,658 (ThCh$ 2,817,656 in 2003).

   m)    Leased assets

         Property, plant and equipment acquired under a financial lease are recorded at the current value of the contract, which is established discounting the value of periodic installments and the purchase option at the implicit interest rate of the respective contract. The respective obligation is presented in the short and long-term portion of notes payable net of deferred interest.

   n)    Investments in related companies

         Investments in related companies have been valued using the Equity method, recognizing participation in income on an accrual basis. Foreign investments have been valued applying the valuation methodology defined in Technical Bulletin No. 64 of the Chilean Association of Accountants. Those investments have been translated in accordance with accounting principles used in Chile and are controlled in United States dollars, in accordance with the mentioned bulletin.

   n)    Accumulated deficit in development period of subsidaries

         In compliance with instructions from the Superintendency of Securities and Insurance, disbursements and obligations originating during the organization and startup stage of subsidiaries, not assignable to the cost of intagible or nominal assets, are presented reducing the shareholders' equity of each subsidiary.

         The accumulated deficit development period generated by subsidiaries has been recognized proportionately on the basis of the financial statements of the issuer, with a charge to the Parent Company's shareholders' equity.

   o)    Investment in other companies

         Investments in other companies are presented at price-level restated acquisition cost.

   p)    Goodwill

         Goodwill represents the difference between the acquisition value of shares of companies and the equity value of that investment as of the purchase date. Amortization periods are determined considering factors such as past or projected financial net income or losses, operating cash flows and other relevant aspects, over a maximum amortization period of 20 years.

   q)    Income tax and deferred income tax

         Income tax is determined on the basis of net taxable income determined in accordance with the Income Tax Law.

         As of January 2000, deferred income taxes are recorded in accordance with Circular No. 1.466 of January 27, 2000 issued by the Superintendency of Securities and Insurance, determined on the basis of temporary differences between the tax and accounting base of assets and liabilities, in accordance with Technical Bulletins 60, 68, 69, 71 and 73 of the Chilean Association of Accountants.

         In accordance with accounting principles, the future realization of tax benefits for deductible temporary differences or tax losses, depend on the existence of sufficient taxable net income in the future. During 2002, the Parent Company and its subsidiaries restructured their commercial operations, however these are generating tax losses and they are redefining the future tax planning strategy. Therefore in accordance with Technical Bulletin No. 60, the Parent Company and its subsidiaries have established a valuation provision equivalent to 100% of the possible tax benefits originating due to temporary differences and tax losses, in the total amount of ThCh$ 14,593,656 as of March 31, 2004.

   r)    Staff severance indemnities

         The Parent Company and its subsidiaries have no agreements with employees for payment of staff severance indemnities. Those effectively paid are charged to income for each period.

   s)    Reconognition of income

         The Parent Company and its subsidiaries recognize income when services are rendered. The Parent Company and its subsidiaries record both invoices receivable and the amount of services rendered and not invoiced under "trade accounts receivable".

         Income generated from the sale of prepayment cards are recognized as income in the month when the traffic is used or in which the card expires, whichever comes first. The unused traffic to which the activated cards have a right to is shown as deferred income in current liabilities (see Note 17).

   t)    Recording of long distance traffic

         International long distance service

         Income from subscribers

         Income from international telephone service subscribers is recognized on an accrual basis. Services rendered and not invoices in each period are included under "trade accounts receivable".

         International traffic exchange

         Subsidiary Chilesat S.A. has signed agreements with foreign correspondents which establish the conditions under which international long distance traffic is sent and received. Under these agreements, the Company must receive international traffic from each foreign correspondent in the same proportion in which the Company participates in total international traffic sent to that correspondent from Chile. Net traffic exchanges are charged or paid on the basis of the rates established in the respective agreements.

         National long distance service:

         National long distance income is recognized on the basis of calls made and measured at the exchange plants, based on the agreed upon or current rates for each service. Calls made and not invoiced are included in "trade accounts receivable".

   u)    Computer software

         The Company only has computer software purchased from third parties and their cost is amortized over a maximum of 4 years.

   v)    Research and development expenses

         The Parent Company and its subsidiaries have had no research and development costs for special projects or studies. Should this situation occur in the future, those costs must be charged to income in the period that they are incurred.

   w)    Statement of cash flows

         In accordance with Technical Bulletin No. 50 of the Chilean Association of Accountants and Circulare 1312 of the Superintendency of Securities and Insurance, the Company has considered as cash equivalents all investments made as part of the normal management of cash surpluses maturing in less than 90 days.

         "Cash flows from operating activities" includes all cash flows related to the Company's line of business, including interest paid and financial income. It should be noted that the operating concept used in these financial statement is much broader than that used in the statement of income.

         As of March 31, 2004 and 2003, the detail of cash and cash equivalents is as follows:

                                                   2004               2003
                                                   ThCh$              ThCh$
                                                 ---------          ---------
         Cash                                      134,715            430,163
         Time deposits                           1,503,451          4,958,082
         Mutual funds units                              -            766,312
         Purchase operations with
           sale-back agreement                           -          1,532,000
                                                 ---------          ---------
         TOTAL                                   1,638,166          7,686,557
                                                 =========          =========

NOTE 3 - ACCOUNTING CHANGES

         During the period ended as of March 31, 2004, there were no changes in the accounting principles used in relation to the previous year which could significantly affect the interpretation of these financial statements.

NOTE 4 - MARKETABLE SECURITIES

         The breakdown of marketable securities as of March 31, 2004 and 2003 is as follows:

                             Securities             Book Value
                                                2004           2003
                                               ThCh$           ThCh$
                                               -----         -------
         Shares                                4,643           3,665
         Mutual fund units                         -         766,312
                                               -----         -------
         Total marketable securities           4,643         769,977

NOTE 5 - SHORT-TERM RECEIVABLES

         The breakdown of short-term receivables as of March 31, 2004 and 2003 is as follows:


                                                       Current
                                                   Over 90 days up                                       Long-term
                                Up to 90 days         to 1 year      Subtotal   Total Current(net)
                             2004         2003      2004     2003      2004      2004      2003        2004     2003
       DESCRIPTION           ThCh$       ThCh$      ThCh$    ThCh$     ThCh$     ThCh$      ThCh$      ThCh$   ThCh$
 -----------------------   ----------  ----------  -------  -------  ---------  --------   --------    -----   ------

Trade accounts receivable  10,189,526  11,217,562  271,828  387,930  10,461,354  7,005,659  6,210,417     -       -
Allowance for doubtful
   accounts                         -           -        -        -   3,455,695
Notes receivable              221,573   1,918,849    7,607   50,202     229,180    154,125    410,684     -       -
Allowance for doubtful
   accounts                         -           -        -        -      75,055
Other receivables           1,183,093   1,357,333        -        -   1,183,093  1,183,093  1,357,333     -       -
Allowance for doubtful
   accounts                         -           -        -        -          -                            -       -
                                                                                          Total
                                                                                          long-term
                                                                                          receivables     -       -



                      Breakdown of Short-term Receivables

   a) Trade accounts receivable


                                                                2004                            2003
                                                     ------------------------        -----------------------
                                                       ThCh$             %             ThCh$            %
                                                     ----------        ------        ----------       ------

        National customers (1)                       10,189,526                      11,217,562
        Allowance for doubtful accounts (2)          (3,455,695)                     (5,395,075)
                                                     ----------                      -----------
        Subtotal                                      6,733,831        96.12%         5,822,487       93.75%

        Foreign customers (correspondents)              271,828                         387,930
        Allowance for doubtful accounts                       -                              -
                                                     ----------                      -----------
        Subtotal                                        271,828         3.88%           387,930        6.25%
                                                     ----------       ------         -----------     -------
                            Total                     7,005,659       100.00%         6,210,417      100.00%
                                                     ==========       ======         ===========     =======

         (1)  These national customers include ThCh$ 3,241,199 (ThCh$
              3,039,903 in 2003) for traffic to be invoiced

         (2) Evolution of bad debts


                                                                     ThCh$
                                                                  ----------
             Balances as of December 31, 2003                      5,546,699

             Application of write-offs tax                        (2,427,542)

             Increase in 2004                                        336,538
                                                                   ---------
             Balance as of March 31, 2004                          3,455,695
                                                                   =========

                                           8

   b) Notes receivable



                                                        2004                           2003
                                              -----------------------         ---------------------
                                                 ThCh$            %             ThCh$           %
                                               ---------      -------         -----------    ------


        Checks to be cashed                     187,184                         441,773
        Allowance for doubtful accounts         (61,165)                       (376,453)
                                              ----------                       ---------

        Subtotal                                126,019        81.76%            65,320       15.91%

        Promissory notes to be cashed            41,996                       1,355,550
        Allowance for doubtful accounts         (13,890)                     (1,181,914)
                                              ----------                     -----------

        Subtotal                                 28,106        18.24%           173,636       42.28%

        Other notes to be cashed                      -                         171,728
        Allowance for doubtful accounts               -                               -
                                              ----------      -------         ----------     ------

        Subtotal                                      -         -               171,728       41.81%
                                              -----------     -------         ----------     ------

                            Total               154,125       100.00%           410,684      100.00%
                                              =========       =======         ==========     ======

   c) Other receivables

                                                        2004                           2003
                                              -----------------------         ---------------------
                                                 ThCh$            %              ThCh$          %
                                              -----------     -------         ------------   ------

        Collections entities                  1,088,569        92.01%         1,079,121       79.50%
        Prepaid to suppliers                     21,908         1.85%           162,321       11.96%
        Other receivables                        72,616         6.14%           115,891        8.54%
                                              ---------       -------         ---------      ------
                            Total             1,183,093       100.00%         1,357,333      100.00%
                                              =========       =======         =========      ======


NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED ENTITIES

   a)    Notes and accounts receivable from and payable to related entities

         As of March 31, 2004 and 2003, the balances are as follows:

         NOTES AND ACCOUNTS RECEIVABLE

                                                                 Short-term                      Long-term
                                                           ---------------------          ----------------------
                                                             2004            2003          2004          2003
           Taxpayer No.            Company                  ThCh$           ThCh$          ThCh$        ThCh$
         --------------     ----------------------         ----------      -------       --------      ---------

         Colombia             Colomsat S.A.                       -        162,865             -       1,144,735
         96.819.710-K         Texcom Chile S.A.              33,417              -        75,055          89,076
                                                            -------        -------        ------       ---------
           Total                                             33,417        162,865        75,055       1,233,811


         NOTES AND ACCOUNTS RECEIVABLE


                                                                                  Long-term           Long-term
                                                                              ---------------      ---------------
                                                                               2004      2003       2004      2003
                                     Long-term                                ThCh$      ThCh$     ThCh$     ThCh$
                           -------------------------------                    -----      -----     -----     -----


         USA               Melbourne International Communications Ltd.             -      27,998     -         -
         77.180.410-1      Inversiones Dona Candelaria Cia. Ltda.              5,735       5,735     -         -
                                                                               -----      ------    ---      ----
           Total                                                               5,735      33,733     -         -

         2004 Concepts and Conditions:

                  Inversiones Dona Candelaria Cia. Ltda.
`                 Concept: Current account transfer.
                  Conditions: Short-term

                  Texcom Chile S.A.:
                  Concept: Sale of equipment and investment in sudsidiary
                  Conditions: Collection is related to realization of the asset.

   b)    Transactions with related parties

         During the periods ended as of March 31, 2004 and 2003, the Parent Company and its subsidiaries have made the following significant transactions with related parties, which correspond to operations in the line of business and which have been carried out under prevailing market conditions:


                                                                                  2004                   2003
                                                                           ---------------------   ------------------
                                                                                      Effect                Effect
                                                                                        on                    on
                                                                                      Income                 Income
                                                                                      (Charge)/             (Charge)/
                                        Nature of          Transaction      Amount     Credit       Amount   Credit
        Company          Taxpayer No.  relationship        description      ThCh$      ThCh$         ThCh$   ThCh$
---------------------   ------------- ---------------    ----------------  ---------  ----------    -------  --------

Bell Technologies S.A.  96.847.780-3  Director           Property, plant     762,508      -              -        -
                                                           and equipment
                                                           purchase
                                                         Services received    32,176    (27,039)         -        -
Colomsat S.A.           Colombia      Common Directors   Correspondent        27,408     27,408     55,357   55,357
                                        & Shareholders     services
                                                           provided
Comercial Siglo XXI     96.874.030-K  Common Directors   Property, plant          76          -          -        -
  S.A.                                                     and equipment
                                                           purchase
                                                         Services provided    16,246     13,652          -        -
Inversiones Dona        77.180.410-1  Shareholder of     Services received         -          -        507     (507)
  Candelaria Cia.                       subsidiary
  Ltda.
Inversiones E.I.G.      77.633.480-4  Shareholder of     Services received         -          -        317     (317)
  Cia. Ltda.                            subsidiary
Inversiones RLM Cia.    78.429.140-5  Shareholder of     Services received         -          -        760     (760)
  Ltda.                                 subsidiary
Jadresic y              77.252.740-3  Director           Services received     3,370     (3,370)     5,043   (5,043)
  Consultores
  Asociados Ltda.
NACS Communications     USA           Common Director    Correspondent             -          -     24,157   24,157
  Inc.                                  and                services
                                        Shareholders       received
Sinergy Inversiones     96.972.010-8  Common Director    Services received    35,236    (29,610)         -        -
  S.A.                                  and
                                        shareholders
                                        of subsid.
Texcom Chile S.A.       96.819.710-K  Subsidiary in      Sale of              33,417     33,417          -        -
                                        phase of           investment in
                                        development        subsidiary

NOTE 7 - INCOME TAX AND DEFERRED INCOME TAX

   a)    Income tax

         As of March 31, 2004 and 2003 the Parent Company and subsidiaries indicated have not established a First Category Income Tax provision since each of them has tax losses, as per the following detail:

                                                     2004            2003
                                                     ThCh$           ThCh$
                                                  ----------      ----------

         Chilesat Corp S.A.                       42,681,971      36,815,284
         Chilesat S.A.                            35,129,557      33,016,935
         Chilesat Servicios Empresariales S.A.     8,448,787       7,698,937
         Texcom S.A.                               3,900,362         184,908
         Telsys S.A.                                 707,435          85,941
         Net-Chile S.A.                              182,489          53,321
         Inversiones Proventus S.A.                    4,926           1,774
         Gestion Integral de Clientes S.A.         1,338,894         674,857
         Perusat S.A.                                311,450         416,879
         Alliston Properties Inc.                  1,440,462         101,108


         Recoverable taxes shown in this item are as follows:

                                                       2004            2003
                                                      ThCh$           ThCh$
                                                   ---------         -------
         VAT credit                                  937,730         618,543
         VAT credit (Peru)                           103,082         109,774
         Absorbed net income credit                    5,230           2,818
         Monthly prepaid tax installments
          (Peru)                                      14,246          15,664
         Monthly prepaid tax installments
           and other credits                          88,494          73,314
         Article 21 Single Tax                       (13,603)        (15,596)
                                                   ---------         --------
         Recoverable taxes                         1,135,179         804,517
                                                   =========         ========

         In the Parent Company, the provision for Article 21 Single Tax is shown under "current liabilities" under "2004 and 2003 income tax" as per the following details:

                                                     2004          2003
                                                     ThCh$         ThCh$
                                                    ------        ------

         Article 21 Single Tax                       5,532         4,340
         Monthly prepaid tax installments
           and other credits                        (1,260)       (1,152)
                                                   -------        -------
         Income Tax                                  4,272         3,188
                                                   =======        =======


         The Income Tax charge to income for the period is as follows:


                                                    2004           2003
                                                    ThCh$          ThCh$
                                                   ------         ------
         Article 21 Single Tax

         Chilesat Corp S.A.                          542            336
         Chilesat S.A.                             2,752          1,501
         Telsys S.A.                                 326            157
                                                   -----          -----
         Total charge to income                    3,620          1,994
                                                   =====          =====

         As of March 31, 2003, the Parent Company has no taxable retained earnings susceptible to being distributed to shareholders.

   b)    Deferred taxes

         Deferred taxes accumulated as of March 31, 2004 and 2003, are summarized as follows:


                                           2004                                              2003
                        ----------------------------------------------  ----------------------------------------
                                                      Deferred Tax                                   Deferred Tax
                         Deferred Tax Assets          Liabilities       Deferred Tax Assets          Liabilities
     Description        Short-term  Long-term   Short-term  Long-term   Short-term   Long-term   Short-term Long-term
                           ThCh$       ThCh$       ThCh$       ThCh$        ThCh$       ThCh$       ThCh$      ThCh$
  ---------------       ---------   ---------   ----------  ---------   ----------   ---------   ---------- ----------

Temporary Differences
Allowance for
  doubtful accounts       856,802    1,131,435         -            -     742,267      764,758           -           -
Deferred income           275,286      560,429         -            -     305,671      719,327           -           -
Vacation accrual           46,938          870         -            -      52,311          484           -           -
Tax losses                      -   15,793,192         -            -           -   14,069,666           -           -
Property, plant and
  equipment
  depreciation                  -           -    140,680    1,266,122           -            -     171,680    1,591,941
Leased assets                 636        5,726   250,887    2,007,095           -            -     217,497    1,791,292
Lease obligations         151,453    2,012,910         -            -     159,483    2,130,769           -            -
Other provisions           68,924        2,570    39,299            -     364,225            -      16,966            -
Complementary
  accounts - net of
  accumulated
  amortization           (248,264) (2,623,990)   (97,455)    (165,367)    (95,124)  (2,231,509)   (321,550)    (223,177)
Valuation provision    (1,151,775)(16,883,142)  (333,411)  (3,107,850) (1,528,833) (15,453,495)    (84,593)  (3,160,056)
Total                           -           -          -            -            -           -           -            -



   c)    Composition of Income Tax in the Statement of Income:


                                        Item                                           2004               2003
                          ---------------------------                               ----------         ----------

         Common tax expense (tax provision)                                             (3,620)            (1,994)
         Effect of deferred tax assets or liabilities for the period                   142,624            510,662
         Effect of amortization of deferred tax assets and liabilities              (2,012,897)        (1,772,683)
           complementary accounts
         Effect of deferred tax assets or liabilities due to changes in the          1,870,273          1,262,021
           valuation provision                                                       ---------         ----------

         Total                                                                          (3,620)            (1,994)
                                                                                     =========         ===========


NOTE 8 - OTHER CURRENT ASSETS

         Other current assets as of each period-end are as follows:

                                                         2004           2003
                                                         ThCh$          ThCh$
                                                       ---------      ---------

         Securities in guarantee                         816,070        253,514
         Purchase with resale agreement transactions           -      1,532,000
         Guarantee subsidiary Colomsat S.A. sale.        240,842              -
         Stock of prepaid phone cards                     41,690              -
                                                       ---------      ---------
           Total                                       1,098,602      1,785,514
                                                       =========      =========

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT

   a)    The breakdown of property, plant and equipment is as follows:


                                                    2004                                      2003
                                                Accumulated                                Accumulated
               Item               Gross Value   Depreciation   Net Value    Gross Value   Depreciation    Net Value
                                     ThCh$         ThCh$         ThCh$         ThCh$          ThCh$         ThCh$
   -------------------------      -----------   ------------   ---------    -----------   -------------   ----------

Land                                 343,786              -       343,786       499,487            -          499,487
Buildings and infrastructure      48,291,958    (19,117,805)   29,174,153    48,739,643   (16,634,331)     32,105,312
works
Machinery and equipment           62,499,274    (41,657,748)   20,841,526    61,335,820   (37,576,520)     23,759,300
Other property, plant and
equipment
  Furniture                        2,374,545     (1,892,796)      481,749     2,594,154    (1,979,989)        614,165
  Vehicles                           148,985       (124,858)       24,127       150,400      (111,880)         38,520
  Leased assets                   18,914,696     (5,632,451)   13,282,245    16,467,828    (4,224,891)     12,242,937
  Software                         5,225,525     (4,193,615)    1,031,910     4,806,398    (3,455,440)      1,350,958
  Projects                                 -              -             -       232,197      (192,355)         39,842
  Others                             312,481              -       312,481       105,944             -         105,944
  Total other property, plant     26,976,232    (11,843,720)   15,132,512    24,356,921    (9,964,555)     14,392,366
    and equipment
Total property, plant and        138,111,250    (72,619,273)   65,491,977   134,931,871   (64,175,406)     70,756,465
  equipment


   b)    Depreciation for the period

         The depreciation expense breakdown as of March 31, 2004 and 2003 is as follows:

                                                       2004            2003
                                                       ThCh$           ThCh$
                                                      --------       ---------

         Operating Costs                              1,911,791      2,487,037
         Administration and Selling Expenses            228,867        330,619
                                                      ---------      ---------
                                Total                 2,140,658      2,817,656
                                                      =========      =========

   c)    Leased assets

         The Company has purchased the following assets under a financial lease:

                                                   2004                                       2003
                                               Accumulated                                 Accumulated
          Description           Gross Value   Depreciation     Net Value     Gross Value   Depreciation  Net Value
                                   ThCh$          ThCh$          ThCh$          ThCh$         ThCh$        ThCh$
         --------------------   ----------    ------------     ---------     -----------   ------------  ----------

         Buildings               1,715,401       (631,941)     1,083,460      1,715,487      (605,652)   1,109,835
         Plants and equipment   10,827,627     (3,695,452)     7,132,175      8,401,389    (2,643,018)   5,758,371
         Fiber optics network    6,350,636     (1,300,242)     5,050,394      6,350,952      (976,221)   5,374,731
         Furniture                  21,032         (4,816)        16,216              -             -            -
                 Total          18,914,696     (5,632,451)    13,282,245     16,467,828    (4,224,891)  12,242,937



         Assets acquired under a financial lease are not legally the property of the Company subsidiary until it exercises the option to purchase, and therefore it cannot freely dispose of them.


         The main financial lease contracts of the Company and its subsidiaries as of March 31, 2004 are as follows:



                         Supplier                Average Duration    Average Balance     Type of Asset
            -----------------------------        ----------------    ---------------     -------------

         Cia. de Seguros La Prevision Vida S.A.       25 years         23,3 years        Buildings
         Security Leasing                             25 years         23,3 years        Buildings
         Entel S.A.                                   20 years         15,0 years        Fiber optics
         IBM de Chile S.A.C.                          3 years           1,3 years        Communications equipment
         C.I.T. Leasing                               3 years           2,1 years        Communications equipment
         Sonda S.A.                                   3 years           1,0 years        Computer equipment
         Adexus Chile S.A.                            3 years           0,4 years        Communications equipment
         South Hills Datacomm Chile S.A.              3 years           0,6 years        Communications equipment
         Citibank                                     3 years           3,0 years        Communications equipment
         Coasin Chile S.A.                            3 years           0,9 years        Communications equipment
         VideoCorp Ltda.                              3 years           2,6 years        Communications equipment


NOTE 10 - GOODWILL

         The breakdown of goodwill is as follows:


                                                                         2004                        2003
                                                               -----------------------    ------------------------
                                                                  Amount                     Amount
                                                               amortized in   Goodwill    amortized in    Goodwill
          Taxpayer No.               Company                    the year       balance      the year       balance
                                                                   ThCh$        ThCh$         ThCh$         ThCh$
         ------------       ----------------------------       ------------   --------     -----------    ---------

            USA             Telecommunications Investment              -              -       1,883          5,636
                              Joint Venture
         96.756.140-1       Telsys S.A.                            1,652        106,091       1,645        113,038
         96.969.270-8       Inversiones Proventus S.A.             3,882        284,514       3,869        302,409
         96.937.100-6       Gestion Integral de Clientes S.A.        426         31,319         470         32,812
         TOTAL                                                     5,960        421,924       7,867        453,895



NOTE 11 - OTHER ASSETS

         The balance of other assets as of March 31, 2004 and 2003 is as follows:

                                                     2004             2003
                                                     ThCh$            ThCh$
                                                     ------          -------
         Deposits and securities in guarantee        34,488          231,431
         Others                                       2,257           24,832
                                                     ------          -------
         Total                                       36,745          256,263
                                                     ======          =======

NOTE 12 - SHORT-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

         The breakdown of short-term obligations with banks and financial institutions, classified by type of currency is as follows:


                                                 TYPE OF CURRENCY AND ADJUSTMENT INDEX
                                  -------------------------------------------------------------------
                                  United States    Other foreign       Unidades de      Non-adjustable
                                     dollars        currencies           fomento            pesos               TOTAL
                    Bank or      --------------   --------------  --------------------  -------------- ---------------------
                   Financial      2004    2003     2004    2003     2004        2003    2004    2003     2004        2003
 Taxpayer No.     Institution     ThCh$   ThCh$   ThCh$    ThCh$    ThCh$       ThCh$   ThCh$   ThCh$    ThCh$       ThCh$
------------     ------------     -----   -----   -----  -------  ----------  -------- ------- ------- ----------   --------
                   Short-term
                Banco Credito
   FOREIGN        (Peru) (1)         --   1,096      --      --          --        --      --      --         --      1,096
                Banco
                  Continental
   FOREIGN        (Peru) (1)         --     213      --      --          --        --      --      --         --        213
                Banco Wiese
   FOREIGN        (Peru) (1)         --   1,823      --      --          --        --      --      --         --      1,823

                Total                --   3,132      --      --          --        --      --      --         --      3,132

                Principal owed       --   3,132      --      --          --        --      --      --         --      3,132

                Weighted
                  interest rate      --   12.00%     --      --          --        --      --      --

                   Short-term
                   portion of
                   long-term

                Mortgage
   FOREIGN        Payable-Lynch      --     977      --      --          --        --      --      --         --        977
                Mortgage
                  Payable-PNC
   FOREIGN        Trust              --     653      --      --          --        --      --      --         --        653
                Mortgage
   FOREIGN        Payable-Gober      --     544      --      --          --        --      --      --         --        544
   FOREIGN      United-House         --   2,805      --      --          --        --      --      --         --      2,805
 97.004.000-5   Banco de Chile       --      --      --      --      435,696   450,378     --      --     435,696   450,378
                Banco Credito e
 97.006.000-6     Inversiones        --      --      --      --      202,524   219,214     --      --     202,524   219,214
                Banco Santander
 97.036.000-K     Santiago           --      --      --      --   11,293,642    98,904     --      --  11,293,642    98,904

                Total                --   4,979      --      --   11,931,862   768,496     --      --  11,931,862   773,475
                Principal owed       --   4,979      --      --   11,796,990   638,462     --      --  11,796,990   643,441

                Weighted
                  interest rate      --   10.38%     --      --        5.58%    5.27%      --      --



Percentage of obligations in foreign currency              0.00%

Percentage of obligations in national currency           100.00%

(1) These amounts correspond to accounting overdraft

NOTE 13 - LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

         The long-term obligations with banks and financial institutions maintained by the Company as of March 31, 2004 and 2003 are as follows:



                                                      Years to maturity                                   2004           2003
                                         ------------------------------------------------       --------------------  -----------
                                                                                                  Total                  Total
                                                                                                long-term              long-term
                                                                                                  as of      Average    as of
                              Currency     More      More     More     More     More than       financial    annual    financial
                  Bank or        or       than 1    than 2   than 3    than 5    10 years        statement   interest   statement
                 financial    adjustment  up to 2   up to 3  up to 5  up to 10   Amount          closing      rate      closing
Taxpayer No.    institution     index      ThCh$     ThCh$    ThCh$    ThCh$      ThCh$    Term    ThCh$       %          ThCh$
-----------     -----------   ---------- ---------   ------  --------  -------  ---------  ---- ----------  --------  -----------


              Banco de la
                Prov. de
   FOREIGN      Buenos Aires      $             --       --        --        --  723,658  2017    723,658        --      723,658
   FOREIGN    Interbanka A.S.     $             --       --        --        --  723,659  2017    723,659        --      723,659
              Mortgage
   FOREIGN      Payable-Lynch    US$            --       --        --        --       --    --        --         --       51,020
              Mortgage
                Payable-PNC
   FOREIGN      Trust            US$            --       --        --        --       --    --        --         --       33,905
              Mortgage
   FOREIGN      Payable-Gober    US$            --       --        --        --       --    --        --         --       28,261
   FOREIGN    United-House       US$            --       --        --        --       --    --        --         --      260,930

97.004.000-5  Banco de Chile     U.F.      843,692       --        --        --       --    --    843,692  Tab 180+    1,262,736
              Banco Credito                                                                                  2%
97.006.000-6    e Inversiones    U.F.      383,430       --        --        --       --    --    383,430  Tab 90+       573,874
              Banco                                                                                          2%
                Santander
97.036.000-K    Santiago         U.F.       25,219   27,040    60,014   192,489   111,108  2016   415,870   6.90         438,416
              Banco
                Santander
97.036.000-K    Santiago         U.F.           --       --        --        --        --    --        --     --      11,150,974
                                         ---------   ------  --------  -------- --------- ----- -----------           ------------
Total                                    1,252,341   27,040    60,014  192,489  1,558,425       3,090,309             15,247,433
                                         =========   ======  ========  ======== ========= ===== ===========           ============


Percentage of obligations in foreign currency:                  0.00%

Percentage of obligations in national currency:               100.00%

NOTE 14 - PROVISIONS AND WRITE-OFFS

   a)   Provisions for each period are as follows:


                                                              2004           2003
                                                              ThCh$          ThCh$
                                                            ---------     ----------
        Short-term provisions:

        Vacation                                              297,063       344,344
        Compensation time of services                          38,290        30,196
        Doubtful provisions allowance by price balance        239,492            --
        Other provisions                                        6,633         7,243
                                                            ---------     ---------
        Total                                                 581,478       381,783
                                                            =========     =========

        Long-term provisions:

        Related company current accounts                      702,348     2,194,061
        Negative shareholders' equity from
           investment in related companies                    442,167       524,768
                                                            ---------     ---------
        Total                                               1,144,515     2,718,829
                                                            =========     =========
b)      Provisions that have been reduced
         from the respective asset accounts:

        Trade accounts receivable                           3,455,695     5,395,075
        Notes receivable                                       75,055     1,558,367
        Adjustment of securities to market value                1,112         2,090

c)      Write-offs:

        Trade accounts receivable and notes receivable        352,536       390,807
        Related company current accounts                       27,438            --
        Doubtful provisions allowance by price balance        239,492            --

NOTE 15 - OTHER LONG-TERM LIABILITIES

         The composition of other long-term liabilities as of each period-end is mainly "deferred income" and the details are as follows:


                                                   2004                                      2003
                                   Short-term    Long-term       Total       Short-term    Long-term       Total
                                     ThCh$         ThCh$         ThCh$         ThCh$         ThCh$         ThCh$
                                  -----------    ---------     ---------     ----------    ---------     ---------

Telesat S.A. (1)                      41,387       887,101       928,488        41,593       931,430       973,023
Smartcom S.A. (2)                    867,502     2,940,288     3,807,790       867,587     3,800,351     4,667,938
CTC Mundo S.A. (3)                    11,377            --        11,377       136,523        11,377       147,900
                                     -------     ---------     ---------       -------     ---------     ---------

Subtotal (deferred
income)                              920,266     3,827,389     4,747,655     1,045,703     4,743,158     5,788,861

Prepayment cards                      26,911            --        26,911       120,722            --       120,722
Others                               151,886            --       151,886       174,302       112,208       286,510
                                  -----------    ---------     ---------     ----------    ---------     ---------
                           Total   1,099,063     3,827,389     4,926,452     1,340,727     4,855,366     6,196,093
                                  ===========    =========     =========     ==========    =========     =========


(1) The Parent Company has deferred income arising from a trunking and telecommunication signal transmission meaning rental agreement with Telesat S.A.

(2) On April 21, 1997, subsidiary Chilesat S.A. signed a real right to usage and service contract for the fiber optics network it owns with Chilesat Telefonia Personal S.A. (today Smartcom S.A.), with a term of eleven years and six months. That contract was paid through compensation of a loan in favor of Chilesat Telefonia Personal S.A. for the subscription of a capital increase in that company. Income from this service is deferred over the term of the contract.

(3) On June 3, 1998, subsidiary Chilesat S.A. subscribed a preventive and corrective maintenance contract with CTC Mundo S.A. for the cable lines and common elements of the fiber optics owned by that company. Income from this service is deferred over the term of the contract, which is seventy one months.

NOTE 16 - MINORITY INTEREST

         The minority interest balance corresponds to the recognition of the portion of shareholders' equity of subsidiaries belonging to third parties. Subsidiaries with this minority interest are as follows:


                                                         2004                                   2003
                                        -------------------------------------   ------------------------------------
                                         Minority                   Statement    Minority                  Statement
              Subsidiary                percentage      Amount      of income   percentage     Amount      of income
         ------------------             ----------   ---------      ---------   ----------    -------     ----------
                                             %          ThCh$         ThCh$          %          ThCh$        ThCh$

Chilesat S.A.                              0.0003         140            (1)       0.0003       4,556          120
Chilesat Servicios Empresariales
  S.A.                                       0.01       2,430           (16)         0.01       2,493            2
Telecommunications Investment
  Joint Venture                             10.00      60,106            --         10.00      77,587       10,086
Inversiones Proventus S.A.                  45.00    (247,343)       62,068         45.00      47,467       53,721
                                                     ---------      -------                   -------     ---------
Total                                                (184,667)       62,051                   132,103       63,929
                                                     ========       =======                   =======     =========


NOTE 17 - SHAREHOLDERS' EQUITY


     a) Shareholders' equity accounts have had the following movement in the years ended as of March 31, 2004 and 2003:


                                                          Other reserves
                                                     ------------------------
                                                                  Accumulated
                                   Reserve                        adjustment                  Deficit
                                     for     Contri-    Equity       for                     develop-
                      Paid-in      capital    buted     changes   conversion    Accumulated    ment       Loss for
   Description        capital    reappraisal surplus     ADR's    difference      losses      period     the period        Total
-----------------    ----------  ----------- -------- ----------- -----------   -----------  --------    -------------  -----------
                       ThCh$        ThCh$     ThCh$      ThCh$      ThCh$          ThCh$       ThCh$        ThCh$          ThCh$

Movement
Historical
  balances as of
  January 1, 2003    186,724,203       --    1,014,561 (4,065,552)  (420,017)   (130,321,264)  (28,942)   (13,521,096)   39,381,893
Distribution of
  prior year's
  income                     --        --           --        --          --     (13,521,096)      --      13,521,096            --
Capital increase
  with issuance
  of cash shares             --        --           --        --          --             --        --              --            --
Accumulated
  deficit
  development
  period of
  subsidiaries               --        --           --        --          --             --        --              --            --
Accum. Adj. For
  convers. Diff.             --        --           --        --     (99,274)            --        --              --       (99,274)
Price-level
  restatement of
  equity                     --   933,621        5,072    (20,328)    (2,099)       (719,211)     (144)            --       196,911
Loss for the
  period                     --        --           --         --          --             --        --     (3,494,068)   (3,494,068)
                     ----------- ----------  --------  ----------- ----------    -----------   --------    -----------   -----------

Balances as of
  December 31,
  2003
  (historical)       186,724,203  933,621    1,019,633  (4,085,880)  (521,390)  (144,561,571)  (29,086)    (3,494,068)   35,985,462
                     =========== ==========  =========  =========== ==========  =============  ========   ============   ==========

Balances restated
  for comparison
  purposes           186,724,203  933,621    1,019,633  (4,085,880)  (521,390)    (144,561,571)  (29,086)    (3,494,068)  35,985,462



                                                         Other reserves
                                                     ------------------------
                                                                  Accumulated
                                 Reserve                          adjustment                  Deficit
                                   for     Contri-    Equity        for                      develop-
                    Paid-in      capital    buted     changes     conversion    Accumulated    ment      Loss for
   Description      capital    reappraisal surplus     ADR's      difference     losses       period    the period     Total
-----------------  ----------  ----------- --------  ----------   ------------  -----------  --------    -----------  ----------
                       ThCh$        ThCh$     ThCh$      ThCh$      ThCh$          ThCh$       ThCh$        ThCh$        ThCh$

Movements
Historical
  balances as of
  January 1, 2004  188,591,445          --  1,024,706  (4,106,208)    184,190  (145,310,014)       --    (9,698,277)  30,685,842
Distribution of
  prior year's
  income                    --          --         --          --          --    (9,698,277)       --     9,698,277          --
Increase of the
  capital with
  emission of
  payment actions       75,254          --         --          --          --            --        --            --       75,254
Accum. Adj. For
  convers. Diff.            --          --         --          --    (191,774)           --        --            --     (191,774)
Price-level
  restatement of
  equity                    --   (942,957)     (5,123)     20,531        (921)      772,766        --            --     (155,704)
Loss for the
  period                    --          --         --          --          --            --        --    (1,438,446)  (1,438,446)
                   -----------  ----------  ---------  ----------- -----------  ----------  ---------   -----------   ----------
Balances as of
  December 31,
  2004             188,666,699   (942,957)  1,019,583  (4,085,677)     (8,505) (154,235,525)       --    (1,438,446)  28,975,172
                   ===========  ==========  =========  =========== ===========  =========== =========   ===========   ==========

The Extraordinary Shareholders' Meeting of the Company, held on September 24, 2003, agreed to increase the stock capital by ThCh$16,500,000 represented by 137,500,000 shares of the same characteristics as the existing shares. With the issuance the stock capital would increase to Ch$ 203,224,202.935 divided into 606,605,851 registered shares of a like and single series, without par value, which must be fully subscribed and paid within three years from the date of the Meeting, empowering the Board to issue and place them. At the March 31, 2004, have been subscribed and paid 582,133 shares, by an ascending amount to ThCh$ 75,254.

Number of shares:

                                  No. of shares   No. of shares   No. of shares
 Series                            subscribed        paid     with voting rights
-----------                       ------------   ------------ ------------------

Single series                     469,687,984    469,687,984      469,687,984


Capital (amount - ThCh$)

Series                        Subscribed capital     Paid-in capital
-----------                   ------------------     ---------------

Single series                    188,666,699           188,666,699

   b) Other Reserves


   - Shareholders' Equity Changes due to ADRs

                                                          Amount
                                                for the year    accumulated
   Taxpayer No.                Company             ThCh$          ThCh$
  ------------             -----------------    ------------   -------------

   96.675.000-K            Chilesat Corp S.A.        --        (4,085,677)

      Total                                          --        (4,085,677)

   - Adjustments for conversion differences:

                                                         Amount
                                                for the year    accumulated
   Taxpayer No.                Company             ThCh$           ThCh$
  ------------             -----------------    ------------   -------------


  96.628.790-K               Texcom S.A.         (191,774)         (8,505)

      Total                                      (191,774)         (8,505)


Total Other Reserves                             (191,774)     (4,094,182)

NOTE 18 - OTHER NON-OPERATING INCOME AND EXPENSES

         The breakdown is as follows:

      -  Other non-operating income:

                                                       2004           2003
                                                       ThCh$          ThCh$
                                                      -------         ------

         Insurance liquidation                         24,683             --
         Reversal of provisions                       242,173         42,596
         Net income on sale of foreign subsidiary     302,421             --
         Others                                         4,019          9,040
                                                      -------         ------
               Total                                  573,296         51,636
                                                      =======         ======
      - Other non-operating expenses:


                                                        2004          2003
                                                        ThCh$         ThCh$
                                                      -------        -------

         Labor indemnity (1)                               --        141,495
         Labor indemnity in Chile                          --         89,553
         Preventive judicial agreement expenses        25,009             --
         Study of new projects                        116,996         81,908
         Foreign subsidiary expenses                   68,898        141,129
         External consulting                          392,054             --
         Colomsat S.A. related company write-off       27,438             --
         Real estate company restructuring cost        69,616             --
          Doubtful provisions allowance
          by price balance                            239,492             --
         Others                                        82,203        226,259
                                                    ---------        -------
              Total                                 1,021,706        680,344
                                                    =========        =======

  (1) On May 1, 2003 the Company decided to discontinue its operations in the United States market. NACS Communications Inc., subsidiary of Texcom S.A., with offices in Miami, Florida, has begun liquidation procedure under Chapter VII of that country's legislation.

NOTE 19 - PRICE-LEVEL RESTATEMENT

         The application of the price-level mechanism is summarized as follows:


                                                              Readjustability      2004           2003
                         ASSETS (CHARGES) CREDITS                 Index           ThCh$           ThCh$
                     --------------------------------        ----------------   --------        --------
         Current assets:
            Time deposits                                           UF             (349)          6,900
            Marketable securities                                  CPI             (873)             23
            Trade accounts receivable                              CPI            7,520          37,629
            Notes receivable                                        UF               --             832
            Notes receivable                                       CPI               --             548
            Other receivables                                      CPI               69            (158)
            Notes and accounts receivable from related
              companies                                             UF          (79,410)         35,286
            Notes and accounts receivable from related
              companies                                            CPI           24,262          48,944
            Recoverable taxes                                      CPI           (4,551)          2,840
            Prepaid expenses                                       CPI             (629)          1,812
            Prepaid expenses                                        UF             (655)          1,975
            Other current assets                                   CPI               --              13
            Other current assets                                    UF           (2,397)          1,075

         Property, plant and equipment:                            CPI         (303,383)        351,270

         Other assets:
            Goodwill                                               CPI           (4,849)          1,983
            Notes and accounts receivable from related
              companies                                            CPI           (9,729)         95,218
            Other assets                                           CPI               (2)             --
            Other assets                                            UF             (198)             24

         Expense and cost accounts                                 CPI           (7,377)         67,702

         Total (Charges) Credits                                               (382,551)        653,916



                                                              Readjustability     2004           2003
        LIABILITIES - SHAREHOLDERS' EQUITY (CHARGES) CREDIT         Index          ThCh$          ThCh$
        --------------------------------------------------    ---------------   --------       ---------

         Current liabilities:
            Obligations with banks & financial institutions         UF           20,732          (8,255)
            Long-term obligations maturing within one year          UF            7,451          (4,183)
            Long-term obligations maturing within one year         CPI            2,538         (40,850)
            Accounts payable                                       CPI           (8,337)         14,088
            Accounts payable                                        UF           (1,051)        (57,154)
            Notes payable                                           UF            1,988            (183)
            Notes and accounts payable to related companies         UF              936         (35,051)
            Notes and accounts payable to related companies        CPI           29,911         (33,393)
            Provisions                                             CPI               --             450
            Income tax                                             CPI               17             (25)
            Unearned income                                        CPI            4,354          (3,705)

         Long-term liabilities:
            Long-term obligations with banks & financial
              institutions                                          UF           60,533         (72,267)
            Long-term notes payable                                 UF           31,471            (826)
            Long-term notes payable                                CPI            7,858         (30,712)
            Notes and accounts payable to related companies         UF           87,706          (2,193)
            Notes and accounts payable to related companies        CPI         (246,847)       (111,804)
            Long-term provision                                    CPI           48,661         (38,225)
            Other long-term liabilities                            CPI          (27,536)        (11,296)

         Shareholders' equity                                      CPI          155,704        (196,911)

         Income statement accounts                                 CPI            8,268         (67,901)

         Total (Charges) credits                                                184,357        (700,396)

         Price-level restatement (loss) net income                             (198,194)        (46,480)


NOTE 20 - CONVERSION DIFFERENCES

         The application of the conversion difference mechanism is summarized below:



                                                                                       2004            2003
                         ASSETS (CHARGES) CREDITS                     Currency         ThCh$           ThCh$
                ---------------------------------------               --------        --------       ---------
         Current Assets:
            Cash                                                       Dollar              272          5,181
            Time deposits                                              Dollar            5,043         (1,021)
            Trade accounts receivable                                  Dollar          107,882         63,800
            Notes receivable                                           Dollar               --         (3,509)
            Other receivables                                          Dollar             (109)        62,376
            Notes and accounts receivable from related
              companies                                                Dollar          253,475         69,130
            Prepaid expenses                                           Dollar              231             --
            Other current assets                                       Dollar               --           (152)

         Other assets
            Investment in related companies                            Dollar          126,328         46,224
            Notes and accounts receivable from related
              companies                                                Dollar          813,498        368,870
            Other assets                                               Dollar               --            272
                                                                                     ---------        --------
         Total (Charges) credits                                                     1,306,620        611,171
                                                                                     =========        ========


                                                                                       2004            2003
           LIABILITIES - SHAREHOLDERS' EQUITY (CHARGES) CREDITS       Currency         ThCh$          ThCh$
           ----------------------------------------------------       --------       ---------       ---------

         Current assets:
            Obligations with banks & financial institutions            Dollar               --             --
            Long-term obligations maturing within one year             Dollar           31,653        (36,235)
            Accounts payable                                           Dollar          (40,573)      (172,403)
            Notes payable                                              Dollar               --             --
            Notes and accounts payable to related companies            Dollar         (411,530)      (128,476)
            Provisions                                                 Dollar             (185)       (14,741)

         Long-term liabilities:
            Long-term notes payable                                    Dollar         (261,283)       (59,123)
            Notes and accounts payable to related companies            Dollar         (447,348)      (291,272)
            Long-term provision                                        Dollar          (10,051)            --


         Total (Charges) Credits                                                    (1,139,317)      (702,250)

         Net income (loss) from conversion differences                                 167,303        (91,079)


NOTE 21 - CONTINGENCIES AND COMMITMENTS

     a) Current contingencies and commitments as of March 31, 2004 are as follows:

     -   Direct guarantees:


                                                                                                 Balances pending payment as
    Guarantee                                        Type of                                      of the closing date of the
    creditor                    Debtor              guarantee           Compromised assets           financial statements
----------------   -------------------------------  ----------  -------------------------------  ---------------------------
                          Name            Rel.                       Type            Book Value      2004           2003
                                                                                       ThCh$         ThCh$          ThCh$
                   -------------------  ----------              ----------------     ----------  ------------    -----------

Banco de Credito   Chilesat S.A.        Subsidiary  Industrial  Telecommunications          --      585,954        793,088
e Inversiones                                         Pledge    equipment

Banco de Chile     Chilesat Servicios   Subsidiary  Mortgage    Parcel No. 28, Lo
                   Empresariales S.A.                  and      Canas,
                       - 2004                       Industrial  telecommunications   3,125,719     1,279,388     1,713,114
                   Chilesat S.A.- 2003                Pledge    equipment and real
                                                                estate branches in
                                                                their majority
                                                                of property of
                                                                Chilesat S.A.

Entel S.A.         Chilesat S.A.        Subsidiary   Pledge     Mutual contract to    2,817,253     5,540,418     5,727,891
                                                                finance
                                                                construction of
                                                                fiber optics
                                                                network.

Banco Santander    Gestion Integral     Subsidiary  Mortgage    Costanera Pacifico
Santiago           de Clientes S.A.                             buildings (stores       545,035       439,391       464,675


    Guarantee                                       Type of
    creditor                    Debtor              guarantee                        Guarantees liberated
----------------   -------------------------------  ----------    ------------------------------------------------------------
                          Name            Rel.                     2005     Assets    2006     Assets    2007      Assets
                                                                   ThCh$              ThCh$              ThCh$
                   -------------------  ----------                -------  -------   -------  -------  ---------  ------------

Banco de Credito   Chilesat S.A.        Subsidiary  Industrial       --       --        --       --          --         --
e Inversiones                                         Pledge

Banco de Chile     Chilesat Servicios   Subsidiary  Mortgage         --       --        --       --      3,125,719   Propiedades
                   Empresariales S.A.                  and                                                           y Equipos
                       - 2004                       Industrial                                                       Mutuo
                   Chilesat S.A.- 2003                Pledge                                                             --

Entel S.A.         Chilesat S.A.        Subsidiary  Pledge        114,486    Mutuo   124,932    Mutuo      136,322       --

Banco Santander    Gestion Integral     Subsidiary  Mortgage         --       --        --       --           --         --
Santiago           de Clientes S.A.


   Chilesat S.A.

   On September 23, 2002 Chilesat S.A. granted a commercial pledge to IBM that prohibits the encumbrance or sale of the rights and credits arising from the billing and collections service contract signed with VTR Telefonica S.A., in order to guarantee full and timely payment of all amounts owed or that will be owed of the Lease Contract with Purchase Option. These rights are limited at a maximum amount of US$ 761,295.24 as of March 31, 2004.

   On December 30, 2003, and March 19 and 30, 2004, Chilesat S.A. became guarantor and solidary codebtor of its subsidiary Chilesat Servicios Empresariales S.A. without limitation whatsoever, in order to guarantee to Servicios Financieros Citibank (Chile) S.A. full and timely compliance of the obligations arising from the lease agreement signed on that date, in the total amount of Thch$ 502,199 as of March 31, 2004.

   In order to guarantee compliance of public proposals, Chilesat S.A. and its subsidiary Chilesat Servicios Empresariales S.A. have granted bank guarantee deposits for ThCh$ 757,175.

   Chilesat Corp S.A.

   On October 28, 2003, Chilesat Corp S.A. became guarantor and solidary codebtor of an obligation arising from a promissory note signed by subsidiary Chilesat S.A. in favor of Huawei Technologies Investment Co., Ltd. for US$ 614,111.67.

   On February 7, 2003, Chilesat Corp S.A. signed a line of credit agreement with Banco Santander Santiago for the equivalent, in unidades de fomento, of ThUS$ 15,000, which has been fully drawn. The shares owned by Chilesat Corp S.A. of Chilesat S.A. and the concessions of Servicios Intermedios de Telecomunicaciones de Chilesat S.A. are used as guarantee.

   On December 4, 2000 and January 12, 2001, Chilesat Corp S.A. and Chilesat Servicios Empresariales S.A. became the guarantors of the debt obligations of two lease agreements for equipment by Chilesat S.A. with IBM S.A.C., for an amount of US$ 11 million, to obligations to the date are, US$ 4,180,166.38.

   Chilesat Servicios Empresariales S.A.

   On September 29, 2003, Chilesat Servicios Empresariales S.A. became guaranteed debtor and granted commercial pledge to CIT Leasing Chile Ltda. over all the credits in the Telecommunications Service Agreement with customer Chilexpress S.A. The commercial pledge granted is in order to guarantee full and timely compliance of the obligations assumed by Chilesat S.A. in two Rental Agreements dated September 29, 2003 with CIT Leasing Chile Ltda. This pledge will be limited to the equivalent in pesos of US$ 998,583.57.

   Telsys S.A.

   On September 14, 2002, Telsys S.A. granted a commercial pledge to Inversiones Taormina S.A. on the shares of Inversiones Proventus S.A. the price of which is pending payment. This pledge guarantee will be removed monthly or quarterly as applicable, as the price pending payment is paid and prorated amount paid. The lifting will make at the fee payment.

- Indirect guarantees:

   Texcom S.A.

   On October 5, 1999, subsidiary Texcom S.A. became guarantor of a loan granted to its subsidiary Colomsat S.A. by Banco del Pacifico S.A. (Colombia), which as of March 31, 2004 amounted to ThCh$ 530,113. The guarantee was granted by Texcom S.A. three months prior to the application of Law 550 of 1999, given that the loan is dated October 5, 1999. As such, Banco del Pacifico will not be able to directly require payment from the guarantor, Texcom S.A., and will have to require this payment within the framework provided by the negotiation of the restructuring agreement and be subject to the outcome of the process of Colomsat S.A.

   On May 22, 1997, subsidiary Texcom S.A. provided a guarantee for a loan granted to its subsidiary Colomsat S.A. by Banco Sudameris, which as of March 31, 2004 amounts to ThCh$ 612,095. This guarantee is provided under the same conditions of law 550 described in the previous paragraph. Banco Sudameris presented a complaint against the agreement reached by Colomsat S.A. with its creditors before the Superintendency of Companies of Colombia. This Superintendency rejected such complaint, therefore the bank must restore the guarantee granted by Texcom S.A., which is still pending.

 - Financial restrictions:

   Due to the loan obtained with Banco Santander Santiago, certain financial restrictions were established which must be met in the Consolidated Financial Statements of Chilesat Corp S.A. and Chilesat S.A.:

 - Debt ratio measured with Financial Institutions using the Consolidated Financial Statements of Chilesat Corp S.A., equal to or less than 1.0 times, for quarterly periods until all the debt has been paid.

 - EBITDA ratio over net financial expenses measured on the consolidated financial statements of subsidiary Chilesat S.A. greater than or equal to 2.5 times.

 - EBITDA measured on the consolidated financial statements of subsidiary Chilesat S.A. equal to or greater than 80% of the loan obtained by Chilesat Corp S.A. from Banco Santander Santiago, measured as of March 31, 2004 until extinction of the debt.

 - Maintain net tangible shareholders' equity plus minority interest measured using the Consolidated Financial Statements of Chilesat Corp S.A., equal to or more than 2 million Unidades de Fomento, for quarterly periods until total extinction of the debt.

   The previously described financial ratios were met as of March 31, 2004. On March 29, 2004, Banco Santander postponed until August 17, 2004 the requirement to comply with the financial restriction of maintaining net tangible equity plus minority interest equal to or greater than UF 2,000,000 for quarterly periods up to the total extinction of the debt obligations maintained with this financial institution.

   Due to renegotiation of the financial obligations with Banco Chile, certain financial restrictions were set that the Consolidated Financial Statements of subsidiary Chilesat S.A. must meet:

   Minimum Consolidated Interest Coverage ratio of 2.5 for quarterly periods as of March 31, 2004 and until the debt is extinguished.

   Maximum Consolidated Indebtedness of 1.5 for each quarter, beginning March 31, 2004.

   Maximum Consolidated Payback Ratio of 3.0 beginning March 31, 2004 (annual).

   The previously described financial ratios were met as of March 31, 2004.

b) Lawsuits

1) In September 2000, Guyana Telephone & Company Co., Ltd. ("GT&T") filed a complaint against Melbourne International Communications Ltd., Wajay Investment Inc., NACS Communications Inc. and Chilesat S.A. before the courts of Florida, USA. In 2002, the Court absolved NACS Communications Inc., but condemned the other three defendants, including Chilesat S.A. This verdict was appealed before the Circuit 11 State Appeals Court of the United States, which finally ordered Chilesat to pay the plainiff the sum of 3,3 million.

   Notwithstanding the above, should GT&T obtain a favorable sentence and try to execute it in respect to Chilesat S.A., the latter could allege both not being propresty served and lack of jurisdiction of the courts in the United States. Therefore GT&T would not be able to collect should they win.

2) On June 10, 2003, subsidiary Chilesat S.A. was notified of a complaint presented before the State Court of New York by the Ministry of Post Offices and Telecommunications of Cambodia ("Cambodia") against AT&T Corp., Globus S.A. and Chilesat S.A. In this complaint, Cambodia demands from all the defendants as a group, payment of 8 million dollars, plus interest and legal costs, for alleged failure to pay the accounting rates charged by Cambodia for traffic of calls ended in that country and which had not been declared.

   Subsequently, AT&T Corp. reached an agreement with Cambodia, in which the latter ceded to the former part of its alleged litigation rights against Globus S.A. and Chilesat S.A. Therefore we deem that the complaint mentioned in the previous paragraph has concluded.

   Based on the information that the Company has gathered, due to the agreement reached with AT&T Corp., Cambodia filed a new complaint against Globus S.A. and Chilesat S.A., in respect to the rights it reserved for itself, in which it claims from both companies jointly the sum of 7 million dollars (plus interest and costs), for the alleged failure to pay the accounting rates charged by Cambodia for traffic of calls ending in that country. Chilesat S.A. still has not been legally notified and, in any case, the Company believes that the courts which are hearing that process lack jurisdiction. Additionally, the Company believes that the mentioned complaint is unbiased and that any alleged liability of the Company would have prescribed, since the intention is to claim charges for events that occurred before September 1999.

   On January 8, 2004, AT&T Corp. filed an arbitration complaint before the American Arbitration Association against Chilesat S.A., in which it claims, on the one hand, payment in the amount of US$1,375,780 corresponding to that paid by AT&T Corp. to Cambodia in virtue of the agreement signed between both companies and on another, an amount exceeding US$2,000,000 plus interest and cost for eventual rights that Cambodia would have against Chilesat S.A. and which were ceded to AT&T Corp., and which would correspond to the accounting rates for the period from September 1999 to December 2000.

   In this case, the Company believes that the arbitration court lacks jurisdiction to rule on the matter, which will be alleged as soon as the mentioned arbitration court is constituted.

3) On November 21, 1997, Chilesat S.A. and Chilesat Telefonia Personal S.A., today Smartcom S.A., signed an agreement allowing use of the networks and installations of Chilesat S.A. for transmission of traffic signals originated from or ending with subscribers of Smartcom S.A., including data and Internet services ("the Agreement"), the term of which expires in December 2008. Chilesat S.A. has reached the conviction that the price originally agreed upon has been consumed, and that, for unknown reasons, the obligations that arise from the agreement have become excessively onerous. Therefore, in December 2003 it filed an arbitrary complaint against Smartcom S.A. in which it requests advanced termination of the Agreement, notwithstanding the compensations and/or adjustments determined by the Arbitration Court.

4) Subsidiary Chilesat S.A. is a party in labor lawsuits. Management believes that they will not have a significant effect on the financial statements.

NOTE 22 - NATIONAL AND FOREIGN CURRENCY

      ASSETS

                                                                             Amount               Amount
                                                                              2004                 2003
          Description                             Currency                   ThCh$                ThCh$
     -------------------                     -----------------           ------------          -----------

Total current assets                                                      13,848,794            18,342,317

Cash                                         Non-adjustable Ch$               87,081               236,507
                                             US Dollars                       38,563               188,888
                                             Other Currencies                  9,071                 4,768

Time deposits                                Non-adjustable Ch$            1,503,451             4,297,455
                                             US Dollars                           --               660,627

Marketable securities                        Non-adjustable Ch$                4,643               769,977

Trade accounts receivable                    Non-adjustable Ch$            6,279,698             5,616,367
                                             US Dollars                      725,961               594,050

Notes receivable                             Adjustable Ch$                       --                56,004
                                             Non-adjustable Ch$              154,125               238,956
                                             US Dollars                           --               115,724

Other receivables                            Non-adjustable Ch$            1,169,554             1,268,033
                                             US Dollars                       10,286                86,494
                                             Other Currencies                  3,253                 2,806

Notes and accounts receivable                US Dollars                       33,417               162,865
  from related companies

Recoverable taxes                            Non-adjustable Ch$            1,017,851               679,079
                                             Other Currencies                117,328               125,438

Prepaid expenses                             Adjustable Ch$                  459,956               299,354
                                             Non-adjustable Ch$            1,111,098               993,888
                                             US Dollars                       18,197               150,200
                                             Other Currencies                  6,659                 9,323

Other current assets                         Adjustable Ch$                   22,451               113,324
                                             Non-adjustable Ch$              845,945             1,656,733
                                             US Dollars                      230,206                15,457


Total property, plant and equipment                                       65,491,977            70,756,465

Land                                         Non-adjustable Ch$              343,786               343,802
                                             US Dollars                           --               155,685

Constructions and                            Non-adjustable Ch$           29,174,153            31,527,043
   infrastructure works                      US Dollars                           --               578,269

Machinery and equipment                      Non-adjustable Ch$           20,646,359            22,890,859
                                             US Dollars                      195,167               868,441

Other property, plant and equipment          Non-adjustable Ch$           15,034,892            13,872,423
                                             US Dollars                       97,620               519,943


Total other assets                                                           534,027             1,944,271

Investment in other companies                Adjustable Ch$                      303                   302

Goodwill                                     Non-adjustable Ch$              421,924               448,259
                                             US Dollars                           --                 5,636

Long-term notes and accounts receivable
   from related companies                    US Dollars                       75,055             1,233,811

Other assets                                 Adjustable Ch$                    3,890                10,288
                                             Non-adjustable Ch$               32,855                 4,370
                                             US Dollars                           --               241,605


                                             Non-adjustable Ch$           77,827,415            84,843,751
                                             US Dollars                    1,424,472             5,577,695
                                             Other Currencies                136,311               142,335
                                             Adjustable Ch$                  486,600               479,272

CURRENT LIABILITIES


                                                                                       Up to 90 days
                                                               ----------------------------------------------------------------
                                                                        2004                               2003
                                                               -------------------------------   ------------------------------
                                                                                                                    Average
                                                                                  Average                            annual
             DESCRIPTION                     Currency           Amount             annual          Amount         interest rate
                                                                 ThCh$          interest rate      ThCh$
  ----------------------------              ----------         ---------      ----------------   ----------       -------------

Short-term obligations with banks           US Dollars                --                    --        3,132             12.00%
  and financial institutions

Short-term portion of obligations           Adjustable                --                    --           --                --
   with banks and financial
     institutions                           Ch$                  202,524             Tab 90+2%      219,214          Tab 90+2%
                                            Adjustable           435,696            Tab 180+2%      450,378         Tab 180+2%
                                            Ch$
                                            Adjustable             5,667                 6.90%        7,237              6.90%
                                            Ch$
                                            US Dollars                --                    --        4,979             10.38%

Long-term obligations maturing
   within a year
   - Leasing                                Adjustable           200,751                 8.54%      130,283              8.22%
                                            Ch$
   - Leasing                                Non-adjustable        36,963                 8.57%        5,103              8.00%
                                            Ch$
   - Leasing                                US Dollars           352,013                 7.82%      719,589              8.44%
   - Importadora Fazio S.A.                 Adjustable            15,256                12.00%        4,511             12.00%
                                            Ch$
   - Inv. Taormina S.A.  (Gicsa)            Adjustable            90,658                12.00%        9,148             12.00%
                                            Ch$
   - Telefonica CTC Chile S.A.              Non-adjustable        44,948                12.00%       81,255             12.00%
                                            Ch$
   - Huawei Tech.                           US Dollars            34,976                    --           --                --
   - Customs duties                         US Dollars           320,861                    --           --                --
   - Inv. San Fernando Ltda. (Telrad)       US Dollars                --                    --           --                --
   - Inv. Taormina S.A.(Telsys)             Adjustable           198,986                 6.00%       56,578              6.00%
                                            Ch$

Accounts payable                            Adjustable           117,773                    --      136,468                --
                                            Ch$
                                       (1)  Non-adjustable     8,403,847                    --    4,669,654                --
                                            Ch$
                                       (2)  US Dollars         5,511,655                    --    6,646,276                --
                                            Other                 33,010                    --       88,744                --
                                            Currencies

Notes payable                               Adjustable            75,580                    --      190,015                --
                                            Ch$
                                            Non-adjustable       214,932                    --       89,853                --
                                            Ch$
                                            US Dollars           110,006                    --           --                --

Other payables                              Non-adjustable       290,345                    --      496,520                --
                                            Ch$

Notes and accounts payable                  Non-adjustable            --                    --           --                --
                                            Ch$
   to related companies                     US Dollars                --                    --           --                --

Provisions                                  Non-adjustable           284                    --           --                --
                                            Ch$
                                            US Dollars           239,492                    --           --                --
                                            Other                 60,478                    --       61,894                --
                                            Currencies

Withholdings                                Non-adjustable       423,117                    --      248,930                --
                                            Ch$
                                            Adjustable             5,550                    --          776                --
                                            Ch$
                                            US Dollars                --                    --        7,911                --
                                            Other                  9,170                    --       13,874                --
                                            Currencies

Income tax                                  Non-adjustable         2,088                    --        2,852                --
                                            Ch$

Unearned income                             Non-adjustable       307,931                    --      392,097                --
                                            Ch$


                                            US Dollars         6,569,003                         7,381,887
                                            Other                102,658                           164,512
                                            Currencies
                                            Adjustable         1,348,441                         1,204,608
                                            Ch$
                                            Non-adjustable     9,724,455                         5,986,264
                                            Ch$


                                                                                      90 days to 1 year
                                                               ----------------------------------------------------------------
                                                                        2004                               2003
                                                               -------------------------------   ------------------------------

                                                                                  Average                            Average
             DESCRIPTION                     Currency           Amount          annual rate       Amount              annual
                                                                 ThCh$          interest rate      ThCh$          interest rate
  ----------------------------              ----------         ---------      ----------------   ----------       -------------

Short-term obligations with banks and       US Dollars                --                    --           --                --
  financial institutions

Short-term portion of obligations with      Adjustable        11,270,121            Tab 180+3%       72,645         Tab 180+3%
  banks and financial institutions          Ch$
                                            Adjustable                --                    --           --                --
                                            Ch$
                                            Adjustable                --                    --           --                --
                                            Ch$
                                            Adjustable            17,854                 6.90%       19,022              6.90%
                                            Ch$
                                            US Dollars                --                    --           --                --

Long-term obligations maturing
   within a year
- Leasing                                   Adjustable           770,560                 8.71%      544,214              8.54%
                                            Ch$
   - Leasing                                Non-adjustable       116,099                 8.77%           --                --
                                            Ch$
   - Leasing                                US Dollars         1,101,958                 7.82%    1,849,428              8.20%
   - Importadora Fazio S.A.                 Adjustable                --                    --       12,122             12.00%
                                            Ch$
   - Inv. Taormina S.A.. (Gicsa)            Adjustable            15,139                    --       24,470             12.00%
                                            Ch$
   - Telefonica CTC Chile S.A.              Non-adjustable        42,200                12.00%       80,303             12.00%
                                            Ch$
   - Huawei Tech.                           US Dollars            64,024                    --           --                --
   - Customs duties                         US Dollars                --                    --           --                --
   - Inv. San Fernando Ltda. (Telrad)       US Dollars         2,003,894       Libor 180+1.75%    2,130,358       Libor 180+
                                                                                                                  1.75%
   - Inv. Taormina S.A.(Telsys)             Adjustable                --                    --      132,743              6.00%
                                            Ch$

Accounts payable                            Adjustable            12,424                    --      223,372                --
                                            Ch$
                                       (1)  Non-adjustable         8,556                    --        1,748                --
                                            Ch$
                                       (2)  US Dollars           715,455                    --    1,913,680                --
                                            Other                     --                    --           --                --
                                            Currencies

Notes payable                               Adjustable           126,406                    --           --                --
                                            Ch$
                                            Non-adjustable            --                    --           --                --
                                            Ch$
                                            US Dollars            36,668                    --      116,787                --

Other payables                              Non-adjustable           825                    --          762                --
                                            Ch$

Notes and accounts payable                  Non-adjustable         5,735                    --        5,735                --
                                            Ch$
to related companies                        US Dollars                --                    --       27,998                --

Provisions                                  Non-adjustable       281,224                    --      319,889                --
                                            Ch$
                                            US Dollars                --                    --           --                --
                                            Other                     --                    --           --                --
                                            Currencies

Withholdings                                Non-adjustable            --                    --           --                --
                                            Ch$
                                            Adjustable                --                    --           --               --
                                            Ch$
                                            US Dollars                --                    --           --                --
                                            Other                     --                    --           --                --
                                            Currencies

Income tax                                  Non-adjustable         2,184                    --          336                --
                                            Ch$

Unearned income                             Non-adjustable       791,132                    --      948,630                --
                                            Ch$


                                            US Dollars         3,921,999                         6,038,251
                                            Other                     --                                --
                                            Currencies
                                            Adjustable        12,212,504                         1,028,588
                                            Ch$
                                            Non-adjustable     1,247,955                         1,357,403
                                            Ch$



(1) Main Suppliers                                ThCh$

   Telefonica Chile S.A.                        1,299,158
   Entel Chile S.A.                             1,036,916
   Telefonica del Sur S.A.                        287,221
   Others                                       5,780,552
                                                ---------
   Total Suppliers in Non-adj. Ch$ up to
   90 days                                      8,403,847
                                                =========

(2) Main Suppliers                                 ThCh$

   British Telecom                              2,386,974
   Intelsat                                       633,417
   Telefonica de Espana                           511,015
   Others                                       1,980,249
                                                ---------
   Total Suppliers in US$ up to 90 days         5,511,655
                                                =========

LONG-TERM LIABILITIES
2004


                                                 1 to 3 years           3 to 5 years        5 to 10 years      Over 10 years
                                            -----------------------    -----------------  -----------------  -------------------

                                                          Average                 Average           Average             Average
                                              Amount      Annual       Amount     Annual    Amount  Annual     Amount    Annual
      DESCRIPTION             Currency         ThCh$       rate          ThCh$     rate      ThCh$   Rate       ThCh$     Rate
  -------------------     ---------------   ---------    ----------    -------   -------  --------- -------  --------   --------

Long-term
  obligations with        Non-adjustable
  banks and               Ch$                     --            --          --        --         --      --  1,447,317       --
  financial institutions  Adjustable Ch$      383,430      Tab 90+2%        --        --         --      --         --       --
                          Adjustable Ch$      843,692     Tab 180+2%        --        --         --      --         --       --
                          Adjustable Ch$       52,259         6.90%     60,014     6.90%    192,489   6.90%    111,108     6.90%

Long-term notes
  payable:
   - Leasing              Adjustable Ch$      748,996         7.71%    374,583     8.76%  1,249,684   8.76%  2,543,236     8.83%
                          US Dollars        1,457,101         8.57%         --        --         --      --         --       --
                          Non-adjustable
                          Ch$                 328,054        10.05%      4,224    12.47%         --      --         --       --
   - Huawei Tech.         US Dollars          256,098            --         --        --         --      --         --       --
   - Customs duties       US Dollars            1,245            --      1,246        --      1,246      --         --       --
   - Inv. San
     Fernando Ltda.
     (Telrad)             US Dollars          628,738    Libor 180+                   --         --      --         --       --
   - Inv. Taormina                                        1.75%
     S.A. (Telsys)        Adjustable Ch$      300,614         6.00%         --        --         --      --         --       --
Long-term provisions      US Dollars        1,144,515            --         --        --         --      --         --       --
                                                                            --        --         --      --         --       --
Other long-term           Non-adjustable
  liabilities             Ch$               2,723,667            --    420,556        --    206,935      --    476,231       --


                          Adjustable Ch$    2,328,991                  434,597            1,442,173          2,654,344
                          US Dollars        3,487,697                    1,246                1,246                 --
                          Non-adjustable
                          Ch$               3,051,721                  424,780              206,935          1,923,548


LONG-TERM LIABILITIES
2003


                                               1 to 3 years           3 to 5 years        5 to 10 years        Over 10 years
                                          -----------------------    -------------------  -----------------  -------------------

                                                        Average                 Average             Average             Average
                                          Amount        annual        Amount     Annual     Amount  Annual    Amount     Annual
      DESCRIPTION           Currency       ThCh$        rate           ThCh$      Rate      ThCh$    Rate     ThCh$      Rate
  -------------------   ---------------  ----------  ------------    -------     -------  --------- -------  --------   --------

Long-term
  obligations with
  banks and             US Dollars           10,582         9.61%       115,49     10.85%    29,719    8.50%   218,316      8.50%
  financial             Non-adjustable
  institutions          Ch$                      --            --           --        --         --      --  1,447,317       --
                        Adjustable Ch$   11,150,974     Tab 180+3%          --        --         --      --         --       --
                        Adjustable Ch$      573,872      Tab 90+2%          --        --         --      --         --       --
                        Adjustable Ch$    1,262,738     Tab 180+2%          --        --         --      --         --       --
                        Adjustable Ch$       48,630         6.90%       55,846     6.90%    138,128    6.90%   195,812      6.90%

Long-term notes
  payable
   - Leasing            Adjustable Ch$      476,809         9.58%      344,728     8.69%  1,150,139   8.69%  2,828,804      8.69%
   - Leasing            US Dollars        2,590,262         8.24%           --        --         --      --         --       --
   - Inv. Taormina
     S.A.  (Telsys)     Adjustable Ch$      330,216         6.00%           --        --         --      --         --       --
   - Telefonica
     CTC Chile          Non-adjustable
     S.A.               Ch$                  63,855        12.00%           --        --         --      --         --       --
   - Customs duties     US Dollars          392,361           --        18,982        --         --      --         --       --
   - Inv. San
     Fernando
     Ltda. (Telrad)     US Dollars          746,191  Libor 180+
                                                      1.75%                 --        --         --      --        --        --

Long-term
  provisions            US Dollars        2,718,829            --           --        --         --      --        --        --

Other long-term         Non-adjustable
  liabilities           Ch$               2,738,915            --    1,280,778        --    207,965      --    515,500       --
                        US Dollars          112,208            --           --        --         --      --         --       --

                        Adjustable Ch$   13,843,239                    400,574            1,288,267          3,024,616
                        US Dollars        6,570,433                    134,481               29,719            218,316
                        Non-adjustable
                        Ch$               2,802,770                   1,280,778             207,965          1,962,817


NOTE 23 - SANCTIONS


         During the period ended as of March 31,2004 the Parent Company and its subsidiaries, its Directors and Management have not been sanctioned by the Superintendency of Securities and Insurance or other administrative authorities.

NOTE 24 - SUBSEQUENT EVENTS

     1) On April 2, 2004, between Chilesat Corp S.A. and British Telecommunication PLC, a Purchase-Sale and Credit Assignment agreement was subscribed, by virtue of which Chilesat Corp S.A. bought from British Telecommunication PLC and the latter sold and assigned to the former, the total amount of the credit it had against Chilesat S.A. for the concept of international communications services. The purchase price of the credit amounted to US$1,720,000 (one million seven hundred and twenty-nine thousand dollars of the United States), amount that will be paid in the terms specified in said agreement.

         In view of the Purchase-Sale and Credit Assignment mentioned above, in April 2004 a profit of M$1,312,009 will be recorded in "Other Non-Operating Income", as Chilesat S.A. had a provision that exceeded the amount of said purchase-sale for the concept of international telecommunications services provided by British Telecommunication
         PLC.

     2) On April 5, 2004, the Court approved the modification of the Preventive Judicial Agreement of Chilesat S.A., which had been agreed upon at the Creditors Meeting held on January 26, 2004. The aforementioned modification consists in that all creditors who have credits against the Company and which are ruled by said Agreement, postpone those credits for the period of 51 years.

     3) On April 29, 2004, the Board of Chilesat Corp S.A. agreed to report to the Insurance and Securities commission, as an Essential Fact the following significant change in the Company's property:

         The Company received a copy of a communication sent today to the Superintendency of Securities and Insurance and to the Stock Exchanges by Redes Opticas S.A. and Redes Opticas (Cayman) Corp., the controlling shareholders of the Company. This communication indicated, pursuant to Article 12 of Law No. 18.045 and Circular 585 of the Superintendency, that a series of contracts were executed, pursuant to which Redes Opticas S.A. and Redes Opticas (Cayman) Corp. will sell their shares of the Company.

         The contracts referred to above (copies of which were also sent to the Superintendency of Securities and Insurance) cover the following operations:

     1) On April 28, 2004, Telmex Chile Holding S.A. agreed to purchase from Redes Opticas S.A. and Redes Opticas (Cayman) Corp. a total of 187,875,194 shares of Chilesat Corp S.A., which represents 40% of the total outstanding shares of Chilesat Corp S.A. The purchase price per share will be Ch$154.23.

         Redes Opticas S.A. agreed to sell a total of 70,310,008 shares, and Redes Opticas (Cayman) Corp. agreed to sell a total of 117,565,186 shares. As a result of such sales, Redes Opticas (Cayman) Corp. will no longer own any shares of Chilesat Corp S.A.

     2) Redes Opticas S.A. and Telmex Chile Holding S.A. also entered into an instrument entitled, "Promise to Execute a Public Bid for the Acquisition of Shares", pursuant to which they agreed to the following:

         2.1) In accordance with Title XXV of Law No. 18.045, Telmex Chile Holding S.A. will conduct a public tender offer for 100% of the remaining outstanding shares of Chilesat Corp S.A.

         This tender offer will have the following principal characteristics:

         (a)      a duration of 30 days;

         (b)      an offering price of Ch$154.23 per share; and

         (c) as a condition of this offer, shareholders must tender at least 45.4301% of the outstanding shares of the Company.

         2.2) In connection with such offer, Redes Opticas S.A. has agreed to tender a total of 213,379,654 shares of Chilesat Corp S.A., which represents 45.4301% of the total outstanding shares of the Company.

         2.3) In addition, pursuant to letter c) of Article 199 of Law No. 18.045, Telmex Chile Holding S.A. has launched a tender offer to acquire 50.1% of the outstanding shares of Chilesat S.A., a subsidiary of Chilesat Corp S.A. Chilesat Corp S.A. owns 99.997% of Chilesat S.A.'s capital stock. The offer was published today in the newspapers "El Mercurio" and "Las Ultimas Noticias."

         This tender offer has the following principal characteristics:

         (a)      in effect from April 30, 2004 until May 19, 2004;

         (b)      an offering price of Ch$156.51 per share; and

         (c) as a condition of this offer, at least 50.01% of Chilesat S.A.'s shares must be tendered and the Board of Directors of Chilesat Corp S.A., the parent of Chilesat S.A., may not object to such offer.

     4) I hereby inform the Superintendency, that on May 3rd, 2004, in the nature of an essential fact that the Board of Directors of the Company, at a Special Meeting held on this date, agreed that Chilesat Corp S.A. will not tender its shares, which represent 99.9997% of Chilesat S.A., in the public tender offer for the acquisition of 50.01% of Chilesat S.A.'s shares, which was launched by Telmex Chile Holding S.A., as published in the newspapers, El Mercurio and Las Ultimas Noticias, on April 29, 2004.

         In reaching this decision, the Board of Directors of Chilesat Corp S.A., considered the following:

         a) that the public tender offer is not for 100% of the shares issued by Chilesat S.A., but only for 50.01%, which means that, if Chilesat Corp S.A. tenders its shares, it would continue to be a shareholder of Chilesat S.A. but no longer a controlling shareholder. The Board believes that this outcome would be inconsistent with Chilesat Corp S.A.'s business plan, and,

         b) that, according to the information publicly disclosed by Telmex Chile Holding S.A., Telmex Chile Holding S.A. will launch a public tender offer to acquire 100% of the remaining outstanding shares of Chilesat Corp S.A. This will allow Chilesat Corp S.A.'s shareholders, by tendering their shares, to approve the change of control of Chilesat Corp S.A. Such change of control of Chilesat Corp S.A. will ultimately result in a change of control of its subsidiary, Chilesat S.A.

     5) On May 6, 2004, Mr. Ricardo Rodriguez Molina, communicated his resignation to the position of director of Chilesat Corp S.A., which was informed to the Company's Board at a Special Meeting held on May 7, 2004:

         At said Special Meeting, the board unanimously agreed to designate Mr. Eduardo Diaz Corona as new board member of Chilesat Corp S.A. in replacement of Mr. Rodriguez.

     6) Between March 31, 2004 and the date of issue of these financial statements, no events of a financial nature or others have occurred, that may significantly the balances or interpretation of these financial statements.

NOTE 25 - ENVIRONMENT

         Due to the nature of the industry, Head Office and its subsidiaries are not affected by situations that could directly or indirectly affect protection of the environment and therefore there are no disbursements which for this purpose are committed in the future.

NOTE 26 - TIME DEPOSITS


         The composition of time deposits as of March 31, 2004 and 2003 is as follows:

         Bank or Financial Institution     Country              2003               2004
                                                                ThCh$             ThCh$
         -----------------------------     --------            ---------         ---------

         Banco de Chile                      Chile             1,503,451                --
         Banco Security                      Chile                    --         1,085,666
         Banco Santander                     Chile                    --         1,605,899
         Banco Bice                          Chile                    --         1,605,890
         Citibank N.Y.                       U.S.A                    --           659,232
         Bank of America NA                  U.S.A.                   --             1,395
                                                               ---------         ---------
            Total                                              1,503,451         4,958,082
                                                               =========         =========


NOTE 27 - OPERATING INCOME

         Operating income as of March 31, 2004 and 2003 is as follows:

                                                     2004            2003
                                                     ThCh$           ThCh$
                                                   ----------      -----------
         OPERATING INCOME

            Operating income                       10,124,620      11,827,460
            Operating cost                         (4,860,226)     (6,680,046)
                                                   ----------      -----------

            Gross margin                            5,264,394       5,147,414

            Administration and selling expenses    (3,668,108)     (4,748,363)
                                                   ----------      -----------
         Operating income before depreciation
           and amortization                         1,596,286         399,051

            Depreciation for the period            (2,140,658)     (2,817,656)
            Amortization for the period                    --          (1,996)
                                                   ----------      -----------

                                                   (2,140,658)     (2,819,652)

         Operating income                            (544,372)     (2,420,601)
                                                   ==========      ===========

NOTE 28 - LONG-TERM OBLIGATIONS MATURING WITHIN ONE YEAR AND LONG-TERM NOTES PAYABLE

         The composition of this account as of 2003 period-end is as follows:



                                                                                                               Book Value
                                  Remaining   Average             Amount                          Asset in      of Asset in
  Leasing company     Currency      Term       Rate       Short-term  Long-term  Total Debt      Guarantee       Guarantee
                                                %          ThCh$        ThCh$      ThCh$                          ThCh$
-----------------     --------   ----------  ----------   ---------  ---------- ----------   ----------------  ------------

Security Leasing         UF      23,3 years       8.97%     16,697   1,118,737   1,135,434
Seguros
  Prevision Vida         UF      23,3 years       8.97%     11,633     865,269     876,902
                                                            ------   ---------   ---------
                                                                                             25% of El Salto
                                 Sub-Total                  28,330   1,984,006   2,012,336   Building             1,083,460

                                                                                             Fiber Optics,
                                                                                             La Serena -
Entel Chile              UF      15,0 years       8.70%    221,023   2,502,142   2,723,165   Arica Stretch        5,050,394

IBM de Chile S.A.        US$     1,0 years        8.20%    449,075          -      449,075   SDH Network            836,437
                                                                                             SDH Network,
                                                                                             DWDM Network
                                                                                             and IP MPLS
IBM de Chile S.A.        US$     2,3 years        9.20%    795,011   1,101,914   1,896,925   Network              3,311,047

                                                                                             Huawei
                                                                                             Santiago,
CIT Leasing                                                                                  Antofagasta and
  Chile                  UF      1,3 years        8.14%    317,142      83,390     400,532   Iquique Plants         595,732
CIT Leasing
  Chile                  US$     2,6 years        6.67%    139,906     241,441     381,347   Avaya Equipment        479,716
                                                                                             Huawei Temuco,
                                                                                             Concepcion
CIT Leasing                                                                                  Plants and
  Chile                  US$     2,5 years        6.42%     69,980     113,746     183,726   Avaya Equipment        238,617

                                                                                             Cisco Ultima
                                                                                             Milla and Red
Citibank                 UF      2,5 years        6.09%    174,347     269,922     444,269   Leyer Equipment        491,706
                                                                                             Cisco Ultima
Citibank                  $      3,0 years        9.35%    153,063     332,277     485,340   Milla Equipment        495,671

                                                                                             Ultima Milla
                                                                                             Computers and
Others                   UF      1,0 year         9.14%    230,467      77,040     307,507   Equipment              699,465
                                                          --------   ----------  ---------                     -------------
                                 Total Leasing           2,578,344   6,705,878   9,284,222                       13,282,245
Promissory notes                                                                                               =============
  payable                                                  208,201          --     208,201
Other notes
  payable                                                  198,986     300,614     499,600
Other liabilities                                        2,003,894     628,738   2,632,632
Investment
  supplier                                                  99,000     256,098     355,098
Customs duties                                             320,861       3,737     324,598
                                                         ---------   ----------  ---------
                                 Total                   5,409,286   7,895,065  13,304,351
                                                         =========   =========  ==========


NOTE 29 - PREPAID EXPENSES

         The composition of prepaid expenses as of March 31, 2004 and 2003 is as follows:

                                                    2003            2004
                                                    ThCh$           ThCh$
                                                  ---------       ---------

          Publicity                                 622,643         320,030
          Rentals of lines                          334,892         231,100
          Insurance                                 206,996         191,354
          Expense debt Banco Santander              151,310         332,882
          Commercial patents                        115,797          92,623
          Materials stock                            41,609          35,803
          Prepaid rentals                            34,717          47,306
          Maintenance of software                    18,086          39,396
          Other                                      69,860         162,271
                                                  ---------       ---------
             Total                                1,595,910       1,452,765
                                                  =========       =========

[free English translation of Spanish original]


                       CHILESAT CORP S.A. AND AFFILIATES

                                RELEVANT EVENTS

The essential or relevant events informed by the Chilean Securities and Insurance Commission during the period January 1 to March 31, 2004, are the following:

1.   Through letter dated March 30, 2004, the Company informed as follows:

     On March 26, 2004, the sale was concluded of all the shares that the affiliates of the Company, Texcom S.A., and Texcom Chile S.A. as well as the sale of all the risk bonds that Chilesat Corp. S.A. and its affiliates, Chilesat S.A., Chilesat Servicios Empresarials S.A., Texcom S.A. and Telecommunications Investment Joint Venture (Teinvest) held at the affiliated company Colomsat S.A. under Restructuring, the latter being a stock corporation incorporated in Bogota, Colombia and domiciled in that city.

     In addition, please be informed that on May 10, 2002, the Chilean Securities and Insurance Commission authorized the non consolidation of the aforementioned company as from the financial statements of March 31, 2002, as it is in the process of being sold.

2.   Through letter dated April 5, 2004, the Company informed the following:

     In answer to your Official Letter No. 02727 dated April 2, 2004, we hereby complement our letter dated March 30, 2004 with respect to the sale of all the shares and risk bonds that "Chilesat Corp S.A." and its affiliates held at the Colombian filial Colomsat S.A., under
     Restructuring:

     a)   Amount of the operation:

          The total amount of the operation at March 26, 2004 reached a fixed sum US$ 396,901.30.- plus an amount to be established and that will be equivalent to sixty percent (60%) of the price that the Purchasing party may perceive if, in turn, the latter sells its share in Colomsat S.A. on or before December 31, 2004.

     b) Financial and accounting effects of the aforementioned sale on the financial statements of Chilesat Corp S.A.:

          In the financial statements of Chilesat Corp S.A. and Affiliates (Consolidated), a non-operating profit is generated for a value equal to the sale, that is, US$ 396,901.30.-, as the investment in Colomsat S.A. was recorded at $1 because it had a negative net worth and the risk bonds and net credits after the restructuring agreement, were provisioned as non collectible as a whole, due to doubtful collection.

     c) Other information required for a better understanding of the transaction carried out:

          Colomsat S.A. approved a restructuring agreement with its creditors in accordance with Law 500 in Colombia, company that is currently subject to supervision and control by a Surveillance Body.

     d) Indicate the accounting classification of the investment in the company Colomsat S.A., which Chilesat Corp S.A. shows in its consolidate financial statements:

          On May 10, 2002, the Chilean Securities and Insurance Commission agreed not to consolidate the financial statements of Colomsat S.A. in Texcom S.A. and, in turn, in Telex-Chile S.A. (today Chilesat Corp S.A.) as it was undergoing a sales process. Therefore, from the date of its classification it has remained in the item "Investment in Related Companies" with a value amounting to $1.

[free English translation of Spanish original]

                            [LOGO] Chilesat Corp S.A.

                        CHILESAT CORP. S.A. Y FILIALES
                            (EX -TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF MARCH 31, 2004


I.       EXECUTIVE SUMMARY

         Results for the period

         The Net Results of Chilesat Corp for the first quarter of 2004 experienced an improvement of 59% with respect to the same period of the previous year, as the loss decreased from Th$ 3,494,068 to Th$ 1,438,446.

         The Company's Operating Result improved by 78% with a loss of Th$ 544,372 at March 31, 2004 that is compared positively with the loss of the same period in 2003, of Th$ 2,420,601. The improvement is due to a 26% increase in the Company's operating margin (Th$ 692,226) and to a 23% decrease in administrative and selling expenses (Th$
         1,184,003).

         The Company's EBITDA grew by 300% reaching Th$ 1,596,286 in the first quarter of 2004, compared with Th$ 399,051 recorded in the same period of 2003.

         For implementing the corporate strategy during 2003 and the first quarter of 2004, the Company has carried out important investments aimed at diversifying and increasing its networks' capacity, as well as the quality of the solutions it offers. Some of these investments were made based on an increase in the number of agreements signed with new clients with an average term of 36 months; therefore, only a part of the increase in income derived from those agreements occurred in the first quarter of 2004 and the rest will be materialized during the 2004 fiscal year and the following periods.

         Our efforts towards developing an ambitious local telephony project should be mentioned, which currently provides services in the 6 main primary areas of the country, in which 80% of telephone service demand is concentrated. Additionally, said system is in an expansion phase: using IP commutation technology to extend its coverage and initiating operations in the rest of the 24 primary zones. The startup of this new IP telephony platform is programmed for the first semester of 2004. This solution is based on two modern technological platforms which, when combined, will permit to offer telephonic commuting services using a traditional and IP technology. Our system will one of the most versatile approaches to meeting the telephonic service market, especially the corporate segment.

         Also, the Company has strengthened its IP/MPLS data network, extending its coverage, increasing its reliability in order to offer more and better services to clients. Finally, a project for extending the transmission networks has been initiated, aimed at increasing the capacity and reliability of metropolitan circuits and the domestic long-term distance fiber optic central network.

         According with the above, Chilesat has reinforced in a relevant manner its domestic fiber optic, whose coverage extends for more than 4,200 kilometers, and has equipped it with all the facilities to become one of the best telecommunications operators in the market.

         The application of the Company's strategy, which seeks to increase its participation in the corporate segment by means of an integrated offer of Data and Voice Network services through its affiliate Chilesat Servicios Empresariales S.A., has increased the income from this line from Th$ 1,452,514 to Th$ 1,639,484. Important clients trust their communications platform to Chilesat. One of the Company's clients, the Banco Estado, a company in the financial sector, has the greatest telecommunications infrastructure requirement in the country, one which will generate income until the year 2007. During the first quarter of 2004, we also counted among out clients Universidad Central, Municipality of Vitacura and Dicrep.

         Also the Company's capacity to maintain and make profits from long-distance operations has shown an outstanding performance. In relation to this, the Company has maintained a stable market share in the residential segment and in turn has increased its share in long-distance services of the corporate segment.

         Moreover, although the international long-distance market did not show any increase in its traffic during the first quarter of 2004 with respect to the same period in 2003, Chilesat experienced a 2% growth in its international long-distance traffic.

                        CHILESAT CORP. S.A. Y FILIALES
                            (EX -TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF MARCH 31, 2004

         At a consolidated level, Chilesat Corp's operating income for the first quarter of 2004 amounted to Th$ 10,124,620, which is negatively compared with Th$ 11,827,460 for the same period in 2003, a variation that is mainly attributable to lower income in International Businesses (Th$ 922,658), lower income generated by the closing of the affiliate Texcom USA (Th$ 685,755) and a generalized drop in the long-distance market that has produced lower Multicarrier income (Th$ 595,302). These decreases were partially offset by greater income from Added Value Services (Th$ 397,538) and Entrepreneurial Services (Th$ 186,970).

         Operating costs of Chilesat Corp and Affiliates decreased by 26% (Th$ 2,395,066), mainly attributable to reductions in costs associated with lower volumes of International Businesses agreements (Th$ 1,026,982), the closing of Texcom USA (which, during the period 2003, generated a cost of Th$ 807,023) and lower depreciations (Th$ 575,246).

         Administration and selling expenses recorded a 23% decrease, attributable mainly to a reduction in the costs of Texcom USA (Th$ 651,369) and lower general expenses (Th$ 419,807). The decrease in general expenses consisted of the following: Th$ 181,089, due to less data processing; Th$ 98,488, commissions of external agents; Th$ 85,297, professional advice; and Th$ 54,071, rentals.

         The consolidated non operating income of Chilesat Corp S.A. and Affiliates at March 2004 improved by Th$ 182,897 (16%) with respect to the same period in 2003, which is mainly explained by a lower result by rate of exchange of Th$ 258,382 and to a reverse in excess provisions of previous years for Th$ 199,577. The above was partially compensated by an increase in the loss due to price-level restatement (Th$ 151,714) and a decrease in financial income (Th$ 56,841).

         Main Affiliates

         Chilesat S.A.

         During the first quarter of 2004, the affiliate Chilesat S.A. contributed 79% of total consolidated income to its parent office Chilesat Corp., an amount of Th$ 8,030,926. With respect to the same period in 2003, it recorded a 14% decrease. The decrease is primarily attributable to the lower income of International Businesses (Th$ 922,658) and Multicarrier (Th$ 595,302), which were partially compensated by increased income from Added Value Services amounting to Th$ 397,538.

         Chilesat Servicios Empresariales S.A.

         During the first quarter of 2004, Chilesat Servicios Empresariales contributed to the parent office an income of Th$ 1,639,484, an increase of 13% with respect to the same quarter of the previous year when Th$ 1,452,514 was generated. This increase is attributable to better trade management as a consequence of the implementation of the Company's long-term strategic plan, which privileges the growth of Chilean operations, and strengthens the Company's penetration in the corporate market through an integrated solution of telecommunications services. This has fostered the establishment of long-term agreements with important corporate clients.

                        CHILESAT CORP. S.A. Y FILIALES
                            (EX -TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF MARCH 31, 2004


         CORPORATE INFORMATION

         Strategic Plan of the Company

         As part of Chilesat Corp's corporate strategy, the Company has decided concentrate its efforts mainly on its Chilean operations, with the purpose of maximizing the benefits from competitive advantages, among which are its large telecommunications network infrastructure and the excellence of its human resources. With this purpose, it has focused on maintaining and maximizing the profits of its long-distance operations, developing added value services as a new source of income and in turn optimizing its network infrastructure to increase the offer of private efforts towards the corporate market, in this last case through its affiliate Chilesat Servicios Empresariales.

         Subsidiaries

         Chilesat S.A. is a company that operates international and domestic long-distance services, Internet commuted services and added value services, the latter mainly aimed at the individual consumer. Also, the growth of income from added value services has been significant, experiencing an increase of 91% compared with the same period of 2003, as a result of a greater offer of this type of products.

         Chilesat Servicios Empresariales is an affiliate of Chilesat S.A. that provides advanced services to corporate clients, among which the most prominent are: a) high-technology data network services, satellite services and dedicated Internet access; b) local and private public telephony services; and c) Advanced Services like data center, hosting, and monitoring and supervision of networks.

         Shareholders

         At March 2004 the main controllers of Chilesat Corp. are GE Capital and the Investment Fund Southern Cross Latin America Private Equity Fund L.P., which own, as a whole and through the companies Redes Opticas S.A. and Redes Opticas (Cayman) Corp., 85.43% of the property.

         II. INCOME STATEMENT

         1) OPERATING INCOME

         Operating income of Chilesat Corp for the first quarter of 2004 amounted to Th$ 10,124,620 which compares negatively with the Th$ 11,827,460 for the same period of the year 2003, a variation that is explained mainly due to lower income from International Businesses (Th$ 922,658), lower income generated by the closing of the affiliate Texcom USA (Th$ 685,755) and a generalized drop in the long-distance market that decreased the income from Multicarrier (Th$ 595,302). The above was compensated by greater income from Added Value Services (Th$ 397,538) and Entrepreneurial Services (Th$ 186,970).

         CHILESAT S.A. AND AFFILIATES

         LONG DISTANCE
         This line of business continues maintaining a relevant percentage in the long-distance market. The income of this business explains 49% of the Company's consolidated total. In the first quarter of 2004, domestic long-distance traffic of Chilesat was reduced by 5% and international long-distance traffic increased by 2% with respect to the same quarter in 2003.

                        CHILESAT CORP. S.A. Y FILIALES
                            (EX -TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF MARCH 31, 2004


         CORPORATE SERVICES
         In the first quarter of 2004, income generated by this business reached Th$ 1,639,484, an amount 13% higher if compared with an income Th$ 1,452,514 in the same quarter of the previous year. This is explained by a better commercial management as a result of the implementation of the Company's long-term strategic plan, which privileges the growth of Chilean operations, and strengthens the Company's presence in the corporate market through an integrated offer of telecommunication services solutions.

         OPERATION OF FOREIGN AFFILIATES
         Foreign operations are developed through our affiliate Texcom S.A. and contributed 4% of the total income of Chilesat Corp. This figure decreased by 60% with respect to what was generated in the first quarter of 2003, as a consequence of the closing of the Texcom USA operation. Currently Perusat is the affiliate that pursues our foreign operations, mainly focused on the marketing of long-term services, and it contributed an income of Th$ 388,168 in the first quarter of 2004

         2) OPERATING COSTS

         Operating costs of Chilesat Corp and Affiliates decreased by 26% (Th$ 2,395,066). This is mainly due to a decrease in costs associated with lower volumes in International Businesses agreements (Th$ 1,026,982), the closing of Texcom USA (that generated a cost of Th$ 807,023 in 2003) and lower depreciation in the 2004 quarter (Th$ 575,246).

         3) OPERATING RESULTS

         The operating result of Chilesat Corp shows an improvement of Th$ 1,876,229 (78%) with respect to that of the same quarter of 2003. This is mainly attributable to a decrease in operating costs (Th$ 2,395,066, explained in the previous paragraph), a decrease in the costs of Texcom USA (Th$ 651,369) and lower general expenses, Th$ 181,089, due to less data processing; Th$ 98,488, commissions of external agents; Th$ 85,297 professional advice; and Th$ 54,071, rentals.

         4) NON-OPERATING RESULTS

         The consolidated non-operating result of Chilesat Corp S.A. and Affiliates at March 2004 improved by Th$ 182,897 (16%) with respect to the same period in 2003, which is mainly due to the exchange rate, of Th$ 258,382 and reversal of provisions in excess of previous years for Th$ 199,577. The above was compensated partially with an increase in the loss due to price-level restatement (Th$ 151,714) and a decrease in financial income (Th$ 56,841).

         5) NET RESULT

         In the first quarter of 2004, the Company recorded a loss of Th$ 1,438,446 (Th$ 2,055,622 better than in the same period of the year 2003 in which a loss of Th$ 3,494,068) was reached. This variation is mainly explained by a reduction in operating losses of Th$ 1,876,229 (78%) and a decrease in non operating losses of Th$ 182,897 (16%).

                        CHILESAT CORP. S.A. Y FILIALES
                            (EX -TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF MARCH 31, 2004

III.     GENERAL CONSOLIDATED BALANCE

         The main items of assets and liabilities at March 31, 2004 and 2003 are the following:

                                            2004                    2003
         ASSETS                              Th$                     Th$
         ------                           ----------              ----------

         Current Assets                   13,848,794              18,342,317
         Net Fixed Assets                 65,491,977              70,756,465
         Other Assets                        534,027               1,944,271
                                          ----------              ----------
             TOTAL ASSETS                 79,874,798              91,043,053
                                          ==========              ==========

         LIABILITIES
         -----------
         Current Assets                   35,127,015              23,161,513
         Long-term Liabilities            15,957,278              31,763,975
         Minority Interest                  (184,667)                132,103
         Stockholders' Equity             28,975,172              35,985,462
                                          ----------              ----------
             TOTAL LIABILITIES            79,874,798              91,043,053
                                          ==========              ==========

         At March 31, 2004, the consolidated assets of the Company dropped by Th$ 11,168,255 with respect to the same period in 2003. This variation is mainly explained by decreases in Fixed Assets of Th$ 5,264,488 (increase in accumulated depreciation), Current Assets for Th$ 4,493,523 (decrease in time deposits) and Other Assets for Th$ 1,410,244 less documents and accounts receivable from related companies).

         The negative variation in current assets is mainly explained by a decrease in time deposits (Th$ 3,454,631) and in marketable values (Th$ 765,334).

         Fixed assets decreased by Th$ 5,264,488 with respect to the previous period, mainly due to the increase in accumulated depreciation (Th$ 8,443,867).

         Investments in Fixed Assets during the first quarter of 2004 amounted to Th$ 1,420,498 mainly by the acquisition of equipment for last mile, IP backbone, routers, video-conference services, telephony and data transmission.

         The decrease in Other Assets by Th$ 1,410,244 is caused mainly due to less documents and accounts receivable from related companies for Th$ 1,158,756 explained by the decrease in accounts receivable from Colomsat (Th$ 1,144,735).

         Current Liabilities increased by Th$ 11,965,502. This variation is explained mainly by the transfer of the credit line of Banco Santander to the short term in the item Obligations with banks and financial institutions, long term - short term portion (Th$ 11,158,387).

         Banco Santander has committed to restructure the credit mentioned in the previous paragraph under the following terms:

         Term:  Four years.
         Capital payment: 4 annual, equal and successive quotas.
         Interest payment: Quarterly
         Interest rate: Tab of 180 days plus Margin.
         Margin: 300 basic points.

         This restructuring will be implemented after prepayment of the equivalent in Ch$ national currency of US$ 5,000,000 (five million dollars of the United States of America).

                        CHILESAT CORP. S.A. Y FILIALES
                            (EX -TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF MARCH 31, 2004

         The decrease of Long Term Liabilities for Th$ 15,806,697 is caused mainly by the transfer to the short term of the credit of Banco Santander mentioned in the previous point and by decreases in long-term provisions (Th$ 1,574,314, caused by a decrease in current accounts of related companies) and less documents payable in the long term Th$ 1,047,282 (explained by re-agreement and transfer to the long term of IBM leasing).

         The decrease of Th$ 7,010,290 of the Stockholders' Equity is mainly due to the increase in the accumulated loss of Th$ 9,673,954, that was partially compensated with lower losses of the period of Th$ 2,055,622.

IV.      FINANCIAL INDICES

         The main financial indices and other important items related to the financial statements at March 31 2004 and 2003 are the following:



                                                               2004                 2003
                                                                Th$                  Th$
                                                         ----------------      ---------------

        IV.1   Current Liquidity                                    0.39                  0.79
        IV.2   Acid Ratio                                           0.39                  0.79
        IV.3   Debt Ratio                                           1.76                  1.53
        IV.4   Short-term Debt/Total Debt Ratio                    68.76%                42.17%
        IV.5   Long-term Debt/Total Debt Ratio                     31.24%                57.83%
        IV.6   Total Assets                              Th$  79,874,798      Th$   91,043,053
        IV.7   Operating Income                          Th$  10,124,620      Th$   11,827,460
        IV.8   Operating cost/Total Costs Ratio                    63.47%                64.34%
        IV.9   Administrative and Selling Costs/Total
                 Costs Ratio                                       36.35%                35.66%
        IV.10  Financial Expenses Coverage                         (1.77)                (6.25)
        IV.11  Operating Results                         Th$    (544,372)     Th$   (2,420,601)
        IV.12  Financial Expenses                        Th$    (539,923)     Th$     (490,788)
        IV.13  Non-Operating Results                     Th$    (952,505)     Th$   (1,135,402)
        IV.14  R.A.I.I.D.A.I.E.                          Th$   1,183,704      Th$     (245,563)
        IV.15  Results after Taxes                       Th$  (1,438,446)     Th$   (3,494,068)
        IV.16  EBITDA Chilesat Corp (Consolidated
                 Group)                                  Th$   1,596,286      Th$      399,051
               EBITDA Chilesat S.A and Affiliates        Th$   2,490,159      Th$    1,709,795



               ANALYSIS OF INDICES AND IMPORTANT ITEMS

     IV.1   CURRENT LIQUIDITY                                       0.39                  0.79


         This index mainly decreases due to the increase in the current assets caused by the transfer to the short term of the credit line of Banco Santander for UF 664,397. In addition to this, there was a decrease in current assets (Th$ 4,493,523) mainly explained by less time deposits.

     a) INCREASES AND DECREASES IN CURRENT ASSETS

         TIME DEPOSITS
         This item decreased (Th$ 3,454,631) as a result of the extinction of operations with the following banks: Security, Santander, Bice, Citibank N.Y. and Bank of America.

         OTHER CURRENT ASSETS
         This item decreased by Th$ 686,912, explained by less purchase operations with repurchase commitment that were partially compensated by increases of values in guarantee.

                        CHILESAT CORP. S.A. Y FILIALES
                            (EX -TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF MARCH 31, 2004

     b) INCREASES AND DECREASES IN CURRENT LIABILITIES

         OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS LONG TERM - SHORT TERM RATIO
         This item presents an increase of Th$ 11,158,387, explained by the transfer from the long term of the credit line of Banco Santander for UF 664,397 due in February 2005.

         Banco Santander has committed to restructure the credit mentioned in the previous paragraph under the following terms:

         Term:  Four years.
         Capital payment: 4 annual, equal and successive quotas.
         Interest payment: Quarterly
         Interest rate: Tab of 180 days plus Margin.
         Margin: 300 basic points.

         This restructuring will be implemented after prepayment of the equivalent in pesos national currency of US$ 5,000,000 (five million dollars of the United States of America).

     IV.2       ACID RATIO                            0.39             0.79

         This index is equal to that mentioned in the previous point IV.1 as the Company and its affiliates have no stock.

     IV.3       DEBT RATIO                            1.76             1.53

         This index increases with respect to the that of the previous period mainly due to the decrease in stockholders' equity, because of the greater losses accumulated, of Th$ 9,673,954 that were partially compensated with lower losses in the period of Th$ 2,055,622.

     IV.4       SHORT TERM DEBT/TOTAL DEBT RATIO      68.76%         42.17%

         The detail of the items that explain the decrease in this index are described in point IV.1.b.

     IV.5       LONG TERM DEBT/TOTAL DEBT RATIO       31.24%           57.83%

         Long Term Liabilities experienced a decrease of Th$ 15,806,697 explained basically by the transfer to the short term of the credit line obtained with Banco Santander explained in point IV.1.b.

     IV.6       TOTAL ASSETS         Th$    79,874,798      Th$    91,043,053

         The decrease of Th$ 11,168,255 at the first quarter of 2004 with respect to the same period in 2003 is explained in point III.

     IV.7       OPERATING INCOME     Th$    10,124,620      Th$    11,827,460

         Operating income decreased by Th$ 1,702,840 with respect to the first quarter of the previous year, mainly to what is explained in point II.1.

     IV.8       OPERATING COSTS / TOTAL COSTS RATIO   63.47%           64.34%

         There is a slight decrease of this index, as the operating costs experienced a greater decrease with respect to administrative and selling expenses which also dropped; this is explained in point II.2.

                        CHILESAT CORP. S.A. Y FILIALES
                            (EX -TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF MARCH 31, 2004


     IV.9       ADMINISTRATIVE AND SELLING
                EXPENSES / TOTAL COSTS RATIO          36.53%           35.66%

         There is an increase in this index, due to a decrease smaller than that in operating costs explained in point II.2 and II.3.

     IV.10      FINANCIAL EXPENSES COVERAGE           (1.77)          (6.25)

          The decrease in this index is mainly due to a better result before taxes.

     IV.11      OPERATING RESULTS    Th$    (544,372)       Th$    (2,420,601)

         The variation of the operating results is explained in point II.3.

     IV.12      FINANCIAL EXPENSES   Th$    (539,923)       Th$     (490,788)

         The variation in financial expenses is explained in point II.4.

     IV.13      NON OPERATING RESULT Th$    (952,505)       Th$    (1,135,402)

         The consolidated non operating result of Chilesat Corp S.A. and Affiliates at March 2004 improved by Th$ 182,897 (16%) with respect to the same period in 2003, which is mainly explained by a better result due to the exchange rate, of Th$ 258,382 and for reversals in provisions in excess of previous years, for Th$ 199,577. The above was mainly compensated with an increase in the loss due to price-level restatement (Th$ 151,714) and a decrease in financial income (Th$ 56,841).

     IV.14      R.A.I.I.D.A.I.E.     Th$    1,183,704       Th$    (245,563)

         The increase in this index is the consequence of a better result before taxes, greater financial expenses and lower depreciation.

     IV.15      RESULT AFTER TAXES   Th$    (1,438,446)     Th$    (3,494,068)

         The variation of this result is mainly explained by what is described in point II.5.

     IV.16     EBITDA Chilesat Corp
               (Consolidated Group)  Th$    1,596,286       Th$    399,051

         This indicator is calculated as: Operating Result + Depreciation of the Period + Amortization of Intangibles. The increase of Th$ 1,197,235 of this result is explained by a better operating result of Th$ 1,876,229 (78%) and lower depreciations (Th$ 676,998).

                                 PROFITABILITY

         STOCKHOLDERS' EQUITY PROFITABILITY
         Defined as the ratio of the first quarter result and the average stockholders' equity, it corresponds to -0.04.

         ASSETS PROFITABILITY
         Defined as the ratio of the results of the first quarter and the average assets, it corresponds to -0.02.

         OPERATING ASSETS PROFITABILITY
         Defined as the ratio of the operating result of the first quarter and the average operating assets; corresponds to -0.01. Current assets and fixed assets are considered as operating assets.

         PROFITS PER SHARE
         Defined as the result of the first quarter divided by the number of shares subscribed and paid in at year end and corresponds to -0.003.

                        CHILESAT CORP. S.A. Y FILIALES
                            (EX -TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF MARCH 31, 2004

         MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND ASSETS VALUE OF THE COMPANY

         At March 31, 2004, the Company and its affiliates do not show significant differences that should be pointed out.


V.       CASH FLOW

                                                         2004           2003
                                                         Th$            Th$
                                                    -----------    -----------
         Flow originated by operating activities       948,165     (1,066,516)

         Flow originated by financing activities       (29,137)    11,145,023

         Flow originated by investment activities   (1,839,189)    (3,615,629)

         Description of Cash Flow Variations

         Flow originated by operating activities:
         The resources generated by operating activities increased with respect to the first quarter of the previous year by Th$ 2,014,681, mainly due to lower payments to suppliers and personnel, of Th$ 3,429,568 that were compensated partially with lower collection of trade accounts receivable for Th$ 1,639,458.

         Flow originated by financing activities:
         The decrease of Th$ 11,174,160 is mainly explained because in the first quarter of 2003, financing of UF 664,397 was obtained from Banco Santander.

         Flow originated by investment activities:
         The resources used by investment activities decreased by Th$ 1,776,440 mainly due to less incorporations of fixed assets of Th$ 1,371,798 and an increase in the sales of fixed assets of Th$ 514,504.

VI.      MARKET RISK ANALYSIS

         Financial Risks
         At March 31, 2004, the Company and its affiliates do not maintain a coverage level on the rate of exchange. In relation to the coverage of interest rates, it should be pointed out that most of the liabilities acquired by the Company are in fixed rate and 30.87% remains at a floating rate (TAB and Libor).

         The difference between assets and liabilities in dollars is the following:

         Assets in dollars of the USA               MUS$    2,310.92

         Liabilities in dollars of the USA          MUS$   22,681.64

         The composition by foreign currency of the operating result in percentages over each item is the following:

         Operating income                                      12,78%

         Operating costs                                       24,81%

         Administrative and selling expenses                    5,49%

         Risk of Default
         With respect to the coverage policy of failure in accounts receivable, we may inform that monthly, a provision of non-collectibles is established and recorded in these accounts. The above is based on the historical behavior of the recovery of accounts receivable.

         The methodology used by the Company uses periods that are sufficiently long, in which the balances in client accounts show a low collection expectation, which ensures that the default risk of the accounts receivable is covered by said coverage policy.

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  May 18, 2004